4/9

03007979

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME itech Capital Corp.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
APR 16 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3800 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 4/10/03

Reg. No 82-3200

iTech Capital Corp.

AR/S
12-31-02



2002 ANNUAL REPORT

PRESIDENT'S LETTER

Dear Fellow Shareholders,

2002 was a year of significant change for iTech Capital Corp., ("iTech"). In 2001, your management team set a goal to change the strategic direction of iTech by acquiring a company with demonstrated earning power, a strong management team and substantial growth opportunities. This goal was accomplished on November 1, 2002 with the acquisition of SIRIT Technologies, Inc., ("SIRIT") a leader in the radio frequency identification ("RFID") industry. The combined entity has a strong balance sheet, a reenergized and motivated management group, and a clear and defined direction for the ensuing year. Your management team is pleased with the SIRIT acquisition and is delighted to be working with such a talented and dedicated group of people.

SIRIT participates in three sectors of the RFID industry: tolling, parking and access control, and supply chain management. Each sector is structured as a business unit with an experienced management team, has well-defined goals and objectives, and is projecting substantial growth in 2003.

SIRIT's financial results for the months of November and December 2002 are included in iTech's consolidated financial report. For the last two months of 2002, SIRIT generated revenues and earnings before taxes of $3,942,364 and $376,104, respectively. While these results, if annualized, are not necessarily reflective of earnings for an entire year, they do reflect the fact that SIRIT has the potential to be solidly profitable. SIRIT is projecting double digit growth for 2003 as compared to 2002, which should be possible because of SIRIT's enhanced customer base and recent contracts that have been negotiated. For 2003, SIRIT is focused on increasing both its gross margin and operating margin. While there are obviously many uncertainties as we enter 2003, with a lot of hard work and a bit of good fortune we expect to be able to report favorable results for the year.

As previously stated, iTech intends the operating business of SIRIT to be its primary ongoing business. Toward this end iTech intends to liquefy its investment assets when and as market conditions permit and to devote those resources to supporting SIRIT's growth. Further, and reflective of this commitment, at the 2003 annual shareholders meeting of iTech a proposal will be presented to the shareholders to change the name of iTech to SIRIT, Inc.

One of iTech's investments is wholly owned Enviromation Technologies, Inc. ("Enviromation"). Enviromation continues to experience increased competition and increased pressure on its margins due to the difficult economy in New York State. Enviromation incurred an operating loss for 2002. iTech has reviewed its investment in Enviromation and has written off the goodwill. Management has taken steps to improve the operations of Enviromation, including reducing operating expenses and attempting to scale the organization to the projected level of sales for 2003.

Our portfolio company Medsite made substantial progress during 2002. The company continued to win new contracts and gain new customers. Medsite's balance sheet is quite strong with ample cash to support its projected growth. iTech continues to be pleased with and supports Medsite's management team and compliments them for emerging from the 2000 – 2002 period as a stronger company.

Applied Data Systems ("ADS") had a profitable year in fiscal 2002 and is projecting growth in fiscal 2003. Since systems developed by ADS are embedded in technology products, any pickup in technology spending will be favorably reflected in ADS' results.

HorizonLive had a down and up year. In late 2001 iTech wrote down its investment by 66%. However, in February 2002 a new CEO joined HorizonLive and since then the results have dramatically improved. The company focused primarily on the higher education market and substantially revamped its organization. A major customer, CCC Confer (108 community colleges in California), was added and numerous new customers have signed contracts. HorizonLive has one of the few synchronous products on the market and, as such, is well positioned in the higher education marketplace. HorizonLive is projecting it will generate positive cash flow in 2003.

For the year 2002 iTech reported a loss, which includes the write-off of goodwill for Enviromation. In 2003 iTech plans to devote its management and financial resources to grow the SIRIT business, and to gain liquidity, as market conditions permit, from its portfolio investments. The 2003 budget for SIRIT assumes that iTech and SIRIT are one company, and it projects a profit for the overall business. iTech does not anticipate any additional write-offs from its earlier investments. Thus, iTech expects to be profitable in 2003.

In the ensuing years, we firmly believe in the opportunities in each of SIRIT's market segments. The radio frequency industry is mature in the tolling sector, is established in the parking and access control sector, and is in its nascent stage in the supply chain management business. While the outlook is very exciting for the industry within a 3-5 year timeframe, we look forward to 2003 and are hopeful that the results will reflect the promise we see in SIRIT.

Again, we appreciate your support and invite you to communicate with us.

William W. Staudt, President and CEO
February 14, 2003



SIRIT TECHNOLOGIES INC.

SIRIT Technologies Inc. ("SIRIT") specializes in the design, development, manufacture and integration of Radio Frequency Identification ("RFID") technology employed in a wide variety of applications. SIRIT is a leader in Automatic Vehicle Identification ("AVI") applications including electronic toll collection, parking and access control, as well as applications designed for cashless payment systems, product identification and supply chain management, including logistics, warehousing and manufacturing and asset management.

RFID has become an indispensable technology augmenting the efficiency of many day-to-day activities. Highway tolls are collected electronically by the placement of a transponder or "tag" on the windshield of a vehicle which allows unencumbered passage through a toll lane and simultaneous automatic payment. RFID tags also offer swift, convenient access into gated communities, parking facilities and other gated portals. In addition, RFID is rapidly becoming an established technology to facilitate the movement of goods from the manufacturer to the distributor to the retail outlet, and to the consumer.

Through its three operating divisions, SIRIT provides solutions for traditional RFID applications and is poised to take advantage of the anticipated growth in the nascent supply chain management sector.

SIRIT's Electronic Toll and Traffic Management ("ETTM") Solutions division supplies tags and associated readers to the electronic toll collection market. Currently this division is the largest revenue generator within SIRIT. The ETTM division has supplied over one million tags to markets in California, Colorado, South America and China, and is the largest worldwide manufacturer of tags that comply with California's Title 21 toll collection standard. Recently SIRIT was awarded a tolling integration contract to update the technology at the 91 Express Lanes in Southern California. This integration project positions SIRIT to seek additional contracts in the mid-market segment of the ETTM business.

SIRIT's Transportation Mobility ("TM") Solutions division has over 300 active installations primarily in the parking and gated community segments and is targeting new market sectors including airports, intermodal tracking and registration systems. SIRIT is seeking to form strategic partnerships with companies to create new solutions for the TM target markets.

SIRIT's Radio Frequency ("RF") Solutions division combines the engineering, custom manufacturing and marketing strengths of SIRIT to create RFID readers that are embedded into products from a variety of major manufacturers, including industrial printer companies, hand-held computer manufacturers, and cashless payment terminal providers. RF Solutions also conducts leading edge research and development in a revolutionary technology called "smart shelf". The smart shelf reads radio frequency waves emitted by RFID chips embedded into product packaging thus alerting employees when stock or inventory is low and facilitating automated merchandising techniques for consumer products companies. The RF Solutions division holds the promise of significant growth in the retail and supply chain management business sectors.

Industry observers estimate the overall growth for RFID technology will be in excess of 25 percent per year for the foreseeable future. With three strong operating divisions, SIRIT has the presence, product set, and experienced management team to take advantage of this opportunity for growth. SIRIT's goal is to substantially increase its market share of RFID products and services.

For more information about SIRIT visit: www.sirit.com.





INVESTMENT REVIEW

ENVIROMATION TECHNOLOGIES, INC.

Headquartered in East Syracuse, New York, Enviromation is a wholly owned subsidiary of iTech Capital Corp. The company specializes in the design, manufacture and implementation of custom process control solutions for the municipal and industrial water and wastewater industries. With its innovative and highly experienced staff of design engineers, Enviromation has built its reputation on solving the challenges faced by plant owners and operators. Enviromation designs and implements programs that integrate instrumentation such as PLC's, telemetry, and HMI software into automation process control systems. The product lines are designed to be open platform solutions that support seamless integration of components for either new process controls or the retrofitting of existing systems, and can deliver "sensor to boardroom" connectivity. Even though the worldwide demand for clean water increasing every year and the sources of potable water are being stretched, the environment remains very competitive. To effectively meet the challenges of the marketplace, Enviromation has made a number of changes during the past year.

Effective February 2003, Donald W. Ballway was promoted to President. Don replaces David Cochran, who was interim president from August 2001. Don has been with the company for over 11 years and has experience in all areas of the business, including engineering, service and sales. He is the right person to lead the company through this difficult economic environment. Don has a highly motivated management team in place. Key departments have been streamlined to improve productivity, increase capacity and build the company's backlog of orders. Labor cost controls have been established and the purchasing function has been strengthened to reduce material costs. Each job is monitored from inception through testing, shipment and installation. A quality assurance program has been instituted to ensure continuous improvements in the quality of products and services.

For more information about Enviromation visit: www.enviromation.com.

MEDSITE, INC.

Headquartered in New York City, Medsite is rapidly growing to position itself as a leading online pharmaceutical marketing and services company, providing educational and value-based interactions to over 35% of US physicians. The company has four key products: Medsite Rewards™, the Physician's preferred fulfillment program; Medsite Interactive Detailing, a turnkey online physician detailing platform; Interactive Grand Rounds™, the most engaging continuing medical education ("CME") service on the Internet; and Medsite Research, the fastest way to research the broadest sample of online physicians.

Medsite delivers these services in partnership with pharmaceutical and biotech companies, medical device manufacturers, contract sales organizations, contract research organizations, medical publishers, and medical advertising agencies, among others.

In 2000, CEO Sundeep Bhan was named as a finalist for the Ernst and Young Entrepeneur of the Year Award. In 2001, Medsite was ranked number one as the fastest growing technology company in the Deloitte and Touche "Fast 50" in New York and #23 in the Deloitte and Touche "Fast 500". In 2002 Medsite further solidified its market position with pharmaceutical companies.

Medsite's unique online business strategy continues to offer physicians meaningful solutions that save time and money, allowing them more hours to focus on patient care.

For more information about Medsite visit: www.medsite.com.

APPLIED DATA SYSTEMS, INC.

Applied Data Systems ("ADS"), based in Columbia, Maryland, designs, develops, and markets "application ready" embedded systems that provide core functionalities, including wireless, mobile, networked, sophisticated graphics, and Internet-connectivity for OEM markets. ADS delivers integrated hardware and software platforms that are seamlessly incorporated into end products, providing customers minimized risk, accelerated time-to-market, reduced development costs and enhanced design architecture.

ADS' solutions include leading ARM/RISC technologies, including Intel StrongARM and next-generation XScale microprocessors, and RTOS/Windows CE and CE.NET/Embedded Linux operating environments. ADS' systems and licensed designs have been incorporated as core product components by over 100 customers and leading OEM's in numerous industries. ADS' target markets are experiencing growth driven by numerous trends such as mobile computing, wireless Internet access, GPS capabilities, multi-media, and environmentally durable systems.

ADS was named the Windows Embedded Partner ("WEP") of the Year, Independent Hardware Vendor Category at the WEP Summit held in Las Vegas in October 2002. "This recognition demonstrates the continued strength of our relationship with the Embedded and Appliance Platforms Group at Microsoft and will help us keep our customers at the forefront of wireless, battery-operated, and networked technologies," said Robert Olsen, CEO of ADS.

ADS's Phraselator™, a portable wireless phrase recognition PDA that speaks translated phrases, and developed for the military in a rugged, low power form-factor was featured both on CNN in October, 2002 and in the New York Times February 2002 and is being used by the US armed forces in Afghanistan. The device features high-fidelity, directional stereo audio channels with inbound/outbound capability and a separate mike for background levels. Even with this, ADS reports that the device maintains this low power specification, with what is believed to be longer run time than most PDA's. Future applications include airport security, business travel, and forms based data entry.

For more information about ADS visit: www.applieddata.net.

HORIZONLIVE, INC.

HorizonLive, based in New York City, provides a leading software platform for live Web-based teaching, learning, and interactive communication over the Internet. HorizonLive enables educational institutions, government agencies and corporations to conduct cost effective, real-time, interactive web-based communications over intranets or the Internet, regardless of geographic location, bandwidth, operating system (supports Mac, Windows and Unix), or physical disability.

Virtual classrooms connect teachers and students and extend education beyond the physical classroom and campus; interactive web meetings and conferences eliminate the high costs and downtime of face-to-face meetings and allow access to corporate training and broadcasts to all employees; and webcasts and web seminars deliver high-impact, interactive presentations.

HorizonLive boasts a growing client base including Adecco, Boeing, 108 campuses in the California Community College system, California State University, Chico, Center for Disease Control, Coast Guard, Compaq, Dalhousie University, Ernst & Young, Georgia Tech. University, Johns Hopkins University, Kessler Rehab, Met Life, Morgan Stanley, NYC Transit and Toshiba Corporation.

On May 1, 2002 HorizonLive was named "Best Use of Streaming for Educational Purposes" on Streaming Magazine's Reader's Choice 2002 Awards list.

With live audio and video, a suite of e-Learning content templates, instant polling, whiteboard, application sharing and a one-touch archive that captures all session activity, HorizonLive's products are a leading choice for live learning and interaction on the web.

For more information about HorizonLive visit: www.horizonlive.com.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of the Company's consolidated results of operations and financial condition. This discussion, which has been prepared as of March 7, 2003, should be read in conjunction with the Company's consolidated financial statements, including the notes thereto included elsewhere in this annual report. This discussion contains forward-looking statements that involve inherent risks and uncertainties. The Company's actual results and the results of its investees may differ materially from those anticipated in these forward-looking statements.

GENERAL

iTech Capital Corp. ("iTech") has four portfolio investments in private companies and has two wholly owned self-sustaining operating subsidiaries, SIRIT Technologies, Inc. ("SIRIT"), which designs, develops, manufactures and sells radio frequency identification ("RFID") technology, acquired effective November 1, 2002, and Enviromation Technologies, Inc. ("Enviromation"), which designs, manufactures, installs and services environmental control systems and systems integration for municipal, industrial and commercial customers. A.E. Hatch & Associates, a division of Enviromation, is a manufacturer's representative which provides process equipment, instrumentation and related services to municipal water and wastewater facilities.

Beginning mid 2001, iTech began actively looking to acquire an operating company with a strong management team and significant growth opportunities. The Company believes SIRIT meets these criteria. Further, the acquisition was a stock for stock transaction, thus preserving iTech's cash for use in the SIRIT business. iTech intends that the operating business of SIRIT will be the primary ongoing business of the amalgamated company.

SIRIT's headquarters is located in Mississauga, Ontario. It has a sales and manufacturing facility in Carrollton, Texas, and a sales, research and development facility in Loughborough, England. Manufacture of high volume products is outsourced from reliable suppliers with which SIRIT has longstanding relationships.

At the November 1, 2002 date of acquisition, SIRIT, which operations are reported as the RFID business segment, had a working capital deficiency of $1,651,700 including a $350,000 bridge loan from iTech. Since the acquisition, in the two months ended December 31, 2002, SIRIT has net income of $376,100 on sales of $3,942,400, iTech has advanced SIRIT an additional $705,500 of which $389,500 is for working capital, and SIRIT's working capital deficiency has been reduced to $1,301,400, including cumulative advances from iTech of $739,500 for working capital and $316,000 to fund a new RFID business opportunity.

For the two months ended December 31, 2002, SIRIT used net $1,228,900 cash in operating activities which is the result of funding receivables largely uncollected as of December 31, 2002 from strong sales in November.

Enviromation, located in East Syracuse, New York, was acquired on December 31, 1999. With the decline in the overall economy since 2000 and particularly the decline of the New York State economy, Enviromation has experienced a substantial increase in competition and hence increased pressure on margins, which has resulted in its operating losses. The Company has reviewed its investment in Enviromation and has written off the $1,335,200 of goodwill in the 2002 fourth quarter.

The operations of Enviromation are reported as the Process Controls business segment. Notwithstanding the above, for the three months ended December 31, 2002, the Process Controls business had operating *Income Before the Following* of $93,600 on sales of $1,719,000 compared to operating *Loss Before the Following* for the three months ended December 31, 2001 of $52,300 on sales of $1,610,300. For the three months ended December 31, 2002, inclusive of the $1,335,200 write-off of goodwill, the Process Controls business had a loss of $1,263,500 compared to a loss of $89,800 for the three months ended December 31, 2001, the latter inclusive of $37,500 amortization of goodwill under the 2001 accounting policy.

For the year ended December 31, 2002, the Process Controls business had operating *Loss Before the Following* of $155,300 on sales of $5,902,100 compared to operating *Loss Before the Following* for the year ended December 31, 2001 of $322,500 on sales of $5,135,309. For the year ended December 31, 2002, inclusive of the $1,335,200 write-off of goodwill, the Process Controls business had a loss of $1,569,700 compared to a loss of $543,700 for the year ended December 31, 2001, the latter inclusive of $157,200 amortization of goodwill under the 2001 goodwill accounting policy. Notwithstanding a 15 percent improvement in revenue in 2002, in the 2002 second and third quarters, reduced margins due to competition and material, labor and travel cost overruns in the substantial completion of a number of large contracts are the principal causes of the operating loss for the year. For the year ended December 31, 2002, Enviromation used net $303,500 cash in operating activities.

Although bidding activity has increased markedly for the Process Controls business since mid 2002, new orders have not kept pace with production. This will have a negative impact on results in the 2003 first quarter. Effective February 14, 2003, Enviromation announced the promotion of Donald W. Ballway to President. Don replaces David Cochran who had been interim president from August 1, 2001.

Management of Medsite, Inc. and Applied Data Systems Inc. in which the Company has equity ownership interests, report that the companies are cash flow positive and operating substantially within plan. HorizonLive, Inc., in which the Company has an equity investment, completed a follow-on equity fundraising in January 2003 in which the Company participated as to US $38,250 in order to maintain its pro rata ownership interest.

The Portfolio Investments business of the Company has a loss of $1,056,200 for the year ended December 31, 2002 compared to a loss of $879,200 for the year ended December 31, 2001, the latter before consideration of $5,306,400 write-off/down of long-term investments and a $322,300 foreign exchange gain. In 2002 $122,600 was incurred on proxy solicitation and related expenses which is non-recurring in nature. For the year ended December 31, 2002, the Portfolio Investments business used net $797,700 cash in operating activities.

Beginning January 1, 2003, the Company has reorganized internally by transferring the iTech corporate payroll and certain other expenses, previously reported as expenses of the Portfolio Investments business to the RFID business to reflect the manner in which the underlying resources are now being utilized.

Additionally, the RFID business has been structurally reorganized along its three key business lines, each with industry experienced leaders: electronic toll and traffic management, parking and access control, and supply chain management. The supply chain management unit currently includes seven RFID research, design and development specialists located in Loughborough, England, all of whom are primarily focused on new product development. SIRIT is presently carrying out a review of its intellectual property documentation, and entitlement in order to ensure the administration and safeguard of these assets is appropriately maintained.

RESULTS OF OPERATIONS: YEAR ENDED DECEMBER 31, 2002 COMPARED TO DECEMBER 31, 2001

Revenue

Revenue in 2002 is $9,899,300 compared to revenue in 2001 of $5,358,000, an increase of $4,541,300 due principally to the acquisition of SIRIT which RFID business revenue for the two months ended December 31, 2002 is $3,942,400. Revenue in the Process Controls business in 2002 is $5,902,100 compared to revenue in 2001 of $5,135,300, an increase of $766,800 which is primarily due to an experienced president being in place for the entire year.

Income (Loss) Before the Following

Income (Loss) Before the Following in 2002 and in 2001 is presented by major component by business segment as follows:

2002	RFID	%	Process Controls	%	Portfolio Investments	Total	%
Revenue	$ 3,942,364	100	$ 5,902,068	100	$ 54,850	$ 9,899,282	100
Expenses							
Cost of Sales	2,297,571	58	4,373,683	74	–	6,671,254	67
Operating	1,115,101	29	1,574,074	27	828,870	3,518,045	36
Other	50,401	1	109,639	2	317,858	477,898	5
	3,463,071	88	6,057,396	103	1,146,728	10,667,197	108
Income (Loss) Before the Following	$ 479,291	12	$ (155,328)	(3)	$ (1,091,878)	$ (767,915)	(8)

The RFID business is for the two month period from November 1, 2002, the date of acquisition of SIRIT, to December 31, 2002. These operating results for the two month period may not be indicative of future results for an entire twelve month period.

2001	Process Controls	%	Portfolio Investments	Total	%
Revenue	$ 5,135,309	100	$ 222,708	$ 5,358,017	100
Expenses					
Cost of Sales	3,757,798	73	–	3,757,798	70
Operating	1,628,724	32	823,096	2,451,820	46
Other	71,257	1	272,905	344,162	6
	5,457,779	106	1,096,001	6,553,780	122
Loss Before the Following	$ (322,470)	(6)	$ (873,293)	$ 1,195,763)	(22)

Operating expense in the Process Controls business in 2001 includes payments to the founder for his services in 2001, pursuant to the purchase and sale agreement, totalling $155,000 which obligation was completed December 31, 2001.

Operating expense in the Process Controls business, which expense is made up of approximately 65 percent payroll costs, is relatively fixed in dollar terms in 2002 and 2001. Accordingly, with improved revenue in 2002 relative to 2001, the percentage operating expense is to revenue improved from 32 to 27 percent.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION (cont'd)

Cash Flows

In 2002, cash used in operating activities in the Portfolio Investments business is $797,700 compared to $804,600 in 2001. In 2002, cash used in operating activities in the Process Controls business is $303,500 compared to $307,700 in 2001. Since the acquisition of SIRIT, in the two months ended December 31, 2002, the RFID business used $1,228,900 in operating activities.

In 2002, cash used in investing activities in the Portfolio Investments business is $80,200 compared to $297,200 in 2001. In 2002, cash outflow is primarily in connection with SIRIT transaction costs and the follow-on investment in HorizonLive, Inc., partially offset by proceeds on sale of Paradyne Networks, Inc. and Moraga Resources Ltd. In 2001, cash outflow is for follow-on investments in HorizonLive, Inc.

In 2002, cash provided by financing activities in the Portfolio Investments business is $178,200 compared to $291,600 in 2001, all from draw-downs on the restricted cash equivalents in place as security for the 8% Promissory Notes. In 2002, cash provided by financing activities in the Process Controls business is $158,700 compared to $64,300 in 2001, all in connection with financing vehicles.

In summary, in 2002 total cash and cash equivalents decreased in the Portfolio Investments business by $755,300, in the Process Controls business by $152,600 and from November 1, 2002 to December 31, 2002 in the RFID business by $1,106,300, a combined total decrease of $2,014,200 to a balance of $2,242,200.

In summary, in 2001 total cash and cash equivalents decreased in the Portfolio Investments business by $843,100 and in the Process Controls business by $412,000, a combined total decrease of $1,255,100 to a balance of $4,256,200.

Liquidity and Capital Resources

As at December 31, 2002, the Company has unrestricted cash and cash equivalents of $2,242,000.

Subsequent to the year end, on January 2, 2003, SIRIT entered into a US $ 2.89 million radio frequency identification design and installation services contract the bonding for which required $1,422,000 (US $900,000) in cash collateral which was made on February 11, 2003, leaving the Company $820,000 in unrestricted cash and cash equivalents before other 2003 cash flow activities. SIRIT anticipates completing the contract by December 2003 at which time, pursuant to the terms of the contract and bond US $750,000 of the above-referenced cash collateral will be returned to SIRIT and the US $150,000 cash balance returned at the completion of the subsequent twelve month warranty period.

As at December 31, 2002, the Company has working capital of $1,628,800 which includes $1,162,500 of current portion of warranty obligations which the Company anticipates will be retired through discounts on future sales rather than in cash payments and $559,400 of deferred revenue and credits which is a non-cash outlay.

The Company is presently considering alternatives available to its subsidiary, Enviromation, in order to check the drain on its other resources and cash.

Comprehensive budgets have been prepared for each of the Company's three business segments which budgets are considered to be responsible and realistic. Based on these together with continuing diligent oversight, focus and awareness, the Company believes it can manage its cash flows with existing resources until positive cash flows are generated. The Company's two operating businesses are not capital intensive. Modifications to strategies on which original budgets are based are being made continually in order to be proactive to changing conditions in the markets in which the Company operates.

As market conditions improve, the Company intends to sell the portfolio investments and reinvest the proceeds in growing the RFID business.

QUARTERLY INFORMATION

The following table set forth selected unaudited consolidated information for the Company for each of the last eight quarters ended December 31, 2002.

	2002 4th Q	2002 3rd Q	2002 2nd Q	2002 1st Q	2001 4th Q	2001 3rd Q	2001 2nd Q	2001 1st Q
Revenue	$5,671,911	$1,468,221	$1,094,799	$1,664,351	$1,636,524	$1,881,359	$878,634	$961,500
Net Income (Loss) for the Period	(1,154,761) (1)	44,899	(854,214)	(285,735)	(987,517) (2)	(1,923,780) (3)	(1,825,353) (4)	(1,670,285) (5)
Net Income (Loss) Per Share								
Basic and diluted	$ (0.03)	$ 0.00	$ (0.03)	$ (0.01)	$ (0.03)	$ (0.06)	$ (0.06)	$ (0.06)

(1) includes $1,335,200 write-off of goodwill of Enviromation
(2) includes $697,900 write-down of a portfolio technology investment
(3) includes $2,020,200 write-off/down of portfolio technology investments
(4) includes $1,109,300 write-off/down of portfolio technology investments
(5) includes $1,479,000 write-off/down of portfolio technology investments

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of iTech Capital Corp. have been prepared by the Company's management. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and contain estimates based on management's judgement. Internal control systems are maintained by management to provide reasonable assurance that assets are safeguarded and financial information is reliable. Financial information contained throughout this Annual Report is consistent with the financial statements.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying management's discussion and analysis. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and all its members are non-management directors. It meets with the Company's management and auditor and reviews internal control and financial reporting matters to ensure that management is properly discharging its responsibilities before submitting the financial statements to the Board of Directors for approval.

The Company's auditor, PricewaterhouseCoopers LLP, has examined these consolidated financial statements and its report follows.

John P. Fairchild

Chief Financial Officer and Corporate Secretary
February 14, 2003

AUDITOR'S REPORT

To the Shareholders of iTech Capital Corp.

We have audited the consolidated balance sheets of iTech Capital Corp. as at December 31, 2002 and 2001 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP
Chartered Accountants

Vancouver, BC, Canada
February 14, 2003





CONSOLIDATED BALANCE SHEETS

As at December 31, 2002 and 2001
(expressed in Canadian dollars)

	2002	2001
ASSETS		
Current Assets		
Cash and cash equivalents	$ 2,241,994	$ 4,256,230
Accounts receivable	5,358,500	1,284,544
Inventories	1,690,115	272,257
Prepaid expenses (note 14 (b))	460,366	61,694
	9,750,975	5,874,725
Restricted Cash Equivalents (note 4)	568,800	826,800
Long-Term Receivable (note 5)	655,738	–
Long-Term Investments (note 6)	6,101,864	6,449,191
Property, Plant and Equipment (note 7)	2,053,354	637,563
Intangible Asset, net of amortization of $1,046,544	977,520	–
Deferred Development, net of amortization of $69,699	251,990	–
Goodwill (notes 2 (d) and 3))	2,828,836	1,335,241
	$ 23,189,077	$ 15,123,520
LIABILITIES		
Current Liabilities		
Bank advance (note 14 (a))	$ 237,000	$ 315,429
Accounts payable and accrued liabilities	6,008,178	793,257
Deferred revenue and credits	559,418	166,956
Current portion of long-term debt (note 8)	64,259	68,467
Current portion of warranty obligations (note 5)	1,162,547	–
Current portion of capital leases (note 9)	90,806	–
	8,122,208	1,344,109
Long-Term Debt (note 8)	944,707	1,123,119
Long-Term Warranty Obligations (note 5)	987,827	–
Long-Term Capital Leases (note 9)	212,135	–
	10,266,877	2,467,228
SHAREHOLDERS' EQUITY		
Share Capital (note 10)	23,510,598	40,917,677
Contributed Surplus (note 3)	165,305	–
Deficit	(10,775,928)	(28,333,196)
Translation Account	22,225	71,811
	12,922,200	12,656,292
	$ 23,189,077	$ 15,123,520

COMMITMENTS and CONTINGENCIES (note 14)

Approved by the Directors:

Director

Director

See accompanying notes.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

For the Years Ended December 31, 2002 and 2001
(expressed in Canadian dollars)

	2002	2001
REVENUE		
Sales	$ 9,835,219	$ 5,131,818
Interest and other income	64,063	226,199
	9,899,282	5,358,017
EXPENSES		
Cost of sales	6,671,254	3,757,798
Operating	2,727,960	1,582,842
General and administration	828,870	817,164
Interest on long-term debt	75,985	93,025
Interest other	45,270	24,114
Marketing	75,312	198,858
Professional fees	119,958	79,979
Proxy solicitation and related expenses	122,588	–
	10,667,197	6,553,780
LOSS BEFORE THE FOLLOWING	767,915	1,195,763
Amortization	189,523	227,139
(Gain) on disposal of equipment	(18,423)	–
(Gain) on sale of Moraga Resources Ltd.	(142,854)	–
Write-off / down / loss on disposal of long-term investments	64,375	5,306,375
Write-off of goodwill (note 2(d))	1,335,241	–
Foreign exchange loss (gain)	54,034	(322,342)
LOSS BEFORE INCOME TAXES	2,249,811	6,406,935
INCOME TAXES		
Provision for income taxes	146,680	–
Reduction of income taxes on utilization of prior period unrecorded losses	(146,680)	–
	–	–
NET LOSS FOR THE YEAR	2,249,811	6,406,935
DEFICIT – BEGINNING OF YEAR	28,333,196	21,926,261
Reduction of stated capital as of January 1, 2002 (note 10 (b))	19,807,079	–
	8,526,117	21,926,261
DEFICIT – END OF YEAR	$ 10,775,928	$ 28,333,196
BASIC AND DILUTED LOSS PER SHARE	$ 0.07	$ 0.21
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	33,051,206	30,544,357

See accompanying notes.



CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2002 and 2001
(expressed in Canadian dollars)

CASH PROVIDED BY (USED IN)	2002	2001
OPERATING ACTIVITIES		
Loss for the year	$ (2,249,811)	$ (6,406,935)
Items not involving cash and cash equivalents (note 13 (a))	1,263,527	5,294,496
	(986,284)	(1,112,439)
Net change in non-cash and non-cash equivalent working capital items (note 13 (b))	(1,343,849)	116
	(2,330,133)	(1,112,323)
INVESTING ACTIVITIES		
Acquisition of SIRIT Technologies, Inc., net of cash acquired less bridge loan (note 3)	(231,949)	–
Acquisition of Enviromation Technoloiges, Inc. (note 4)	(258,000)	(291,600)
Investment in HorizonLive, Inc.	(60,818)	(297,202)
Property, plant and equipment	(193,908)	(42,340)
Deferred development	(3,829)	–
Proceeds on sale of long-term investment	343,770	–
Proceeds on sale of Moraga Resources Ltd.	142,854	–
Proceeds on disposal of vehicles	13,092	–
	(248,788)	(631,142)
FINANCING ACTIVITIES		
Repaid long-term debt	(79,847)	(64,238)
Restricted cash equivalents	525,049	291,600
Notes payable and capital leases	175,085	–
	620,287	227,362
UNREALIZED FOREIGN EXCHANGE AND CASH EQUIVALENT GAINS ON CASH AND CASH EQUIVALENTS IN FOREIGN CURRENCY	(55,602)	183,017
DECREASE IN CASH AND CASH EQUIVALENTS	(2,014,236)	(1,333,086)
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	4,256,230	5,589,316
CASH AND CASH EQUIVALENTS – END OF YEAR	$ 2,241,994	$ 4,256,230
CASH AND CASH EQUIVALENTS CONSIST OF:		
Cash and deposit accounts with banks	$ 1,052,975	$ 164,534
Short-term commercial paper	1,189,019	4,091,696
	$ 2,241,994	$ 4,256,230

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2002 and 2001
(expressed in Canadian dollars)

1. NATURE OF OPERATIONS

The Company has been a business development company until it acquired SIRIT Technologies, Inc ("SIRIT") effective November 1, 2002 from which time the primary business of the Company is the business of SIRIT (note 3).

2. SIGNIFICANT ACCOUNTING POLICIES

a) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, SIRIT, Enviromation Technologies, Inc. ("Enviromation"), Jordex (Bahamas) Limited, Jordex Capital Corp., 4050 Ltd. and Moraga Resources Ltd. until its disposition in August 2002.

b) Cash and Cash Equivalents

For the purpose of the consolidated statements of cash flows, the Company considers cash equivalents to include investments which are held for the purpose of meeting short-term cash commitments and which are capable of prompt liquidation.

c) Acquisition of SIRIT

Effective November 1, 2002, the Company acquired all the issued and outstanding shares of SIRIT. The acquisition is accounted for by the purchase method.

d) Goodwill

Effective January 1, 2002, the Company prospectively adopted the new accounting standard for goodwill whereby goodwill is no longer amortized, rather it is reviewed for impairment and an impairment loss is recognized by a charge to earnings when the carrying amount exceeds fair value.

As at January 1, 2002, unamortized goodwill relating to the Company's acquisition of Enviromation, effective December 31, 1999, is $1,335,241. Following a review of the carrying value of Enviromation in the 2002 fourth quarter, a provision for impairment was recorded by the write-off of the $1,335,241 unamortized goodwill.

e) Long-Term Investments

Long-term investments in private companies, companies whose shares are traded on a recognized exchange, companies whose shares are traded on a recognized exchange but for which there are trading restrictions on the Company's holdings, and private limited partnerships which are not subject to control or significant influence by the Company are accounted for by the cost method whereby earnings from such investments are recognized only to the extent received or receivable. If there is a decline in value of the investment, which is other than temporary, the investment is written down to estimated realizable value.

f) Revenue Recognition

The Company accounts for revenue on contracts as the product is shipped and the customer is billed. Revenue from fixed-price and modified fixed-price contracts is recognized on the percentage-of-completion method, measured by the percentage of costs incurred to date to estimated total costs for each contract. Service revenue is recognized as services are performed.

Cash received in advance of revenue being recognized is recorded as deferred revenue.

g) Inventories and Deferred Credits

Inventories include unbilled contract costs consisting of materials, labour and direct overhead both which are carried at the lower of cost on a first-in, first-out basis and net realizable value less costs to complete and sell.

Contract costs billed, not incurred, are classified as deferred credits.

h) Research and Development

Research costs are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria under Canadian generally accepted accounting principles for deferral and amortization. Deferred development costs are amortized on a straight-line basis over a five year period.

i) Intangible Asset

The intangible asset represents acquired technology relating to the acquisition of a highway toll division and is being amortized over its estimated useful life on the straight-line basis over a ten year period.

Periodically, management considers whether there are any indicators that an impairment in value has occurred in which case any impairment is measured by comparing the carrying value to the estimated undiscounted amounts of expected future cash flows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2002 and 2001
(expressed in Canadian dollars)

j) Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Maintenance and repair costs are charged to operations as incurred. Depreciation of building and equipment is provided at rates and on bases designed to amortize the cost of the assets over their estimated useful lives as follows:

Building	– 37 years straight-line
Furniture and fixtures	– 20% declining balance
Equipment	– 20% declining balance and between 3 and 6 years straight-line
Vehicles	– between 1 and 5 years straight-line
Asset control field equipment, molds, and tooling	– 3 years straight-line

k) Foreign Currency Translation

Effective January 1, 2002, the Company adopted the new accounting standard for the translation of monetary items with a fixed or ascertainable life extending beyond the end of the following fiscal year which has resulted in the translation of the 8% Promissory Notes being recorded at the current exchange rate instead of the historical exchange rate. This change in accounting policy has been applied retroactively with restatement. The impact of the accounting change on the consolidated balance sheet as at December 31, 2001 is an increase in the recorded amount of the 8% Promissory Notes, goodwill and restricted cash equivalents of $78,000 and a reduction in cash and cash equivalents of $78,000.

Enviromation is considered a self-sustaining foreign operation and accordingly, for Enviromation, the current rate method of translation is followed. Assets and liabilities are translated at the rate of exchange in effect at the balance sheet date and revenue and expense items, including depreciation and amortization, are translated at the rate of exchange in effect on the dates on which such items are recognized in income during the period. Gains and losses on translation are excluded from income or loss and are reported as a separate component of shareholders' equity.

All other foreign operations are considered integrated (financially and operationally dependent on the parent) or subject to a highly inflationary economic environment. Accordingly, the temporal method of foreign currency translation is followed.

Monetary assets and liabilities are translated into Canadian dollars at the balance sheet date rate of exchange and non-monetary assets and liabilities at historical rates. Revenues and expenses are translated at average annual rates except for depreciation and amortization, which are translated at historical rates. Gains and losses on translations are included in income or loss for the year.

l) Financial Instruments

(i) Classification

Financial instruments are classified as a liability or as equity in accordance with the substance of the contractual arrangement. A financial liability is any liability that is a contractual obligation to deliver cash or another financial asset to another party. Interest, losses and gains relating to a financial liability are reported in the consolidated statements of loss and deficit as expense or income.

(ii) Fair Value

The carrying value of cash and cash equivalents, accounts receivable, bank advance and current liabilities approximate their estimated fair values due to their short term nature. The fair value of long-term debt and capital leases is calculated using discounted cash flows and approximate their carrying values. Except as indicated, the fair value of long-term investments is not readily available.

m) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those reported.

n) Measurement Uncertainty

The Company has investments in companies which are in their early stages of development. Management estimates of each investment's net realizable value may change in the near term.

o) Income Taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Temporary differences arising on acquisitions result in future income tax liabilities or assets. The measurement of future tax assets is reduced, if necessary, by a valuation allowance where, based on available evidence, the probability of realization of the future tax asset does not meet a more likely than not criteria.

p) Loss Per Share

Loss per share information is calculated based on the weighted average number of shares outstanding during the year.

q) Stock-based Compensation

The Company has a Stock Option Plan for Key Persons which is described in note 10(c). In addition, there are stock options outstanding that were issued prior to the commencement of the Plan and stock options outstanding that were issued in connection with the acquisition of SIRIT effective November 1, 2002 the latter which are also described in note 10 (c).

Effective January 1, 2002, the Company adopted the new accounting standard for stock-based compensation. Previously no compensation expense was recognized when stock options were issued. Any consideration paid by optionees, including by employees, on exercise of stock options was credited to share capital. Effective January 1, 2002, the fair value of stock options awarded to non-employees are recorded in the financial statements. For this purpose members of the board of directors who receive stock compensation for services provided as a director are treated as employees. Fair value is determined using an option pricing model. The fair value of a share of non-vested stock awarded is measured at the market price of a share of the same stock as if it were vested and issued on the grant date. The impact of the accounting standard for stock-based compensation is presented in note 11.

3. ACQUISITION OF SIRIT

Effective November 1, 2002, the Company acquired all the issued and outstanding shares of SIRIT in consideration for the issuance of an aggregate 15 million common shares from the treasury of the Company at an ascribed price of $0.16 per share, an aggregate $2,400,000, warrants to purchase an aggregate of 2,500,000 common shares of the Company at a price of $0.13 per share expiring on September 19, 2004, and stock options to acquire an aggregate of 1,570,777 common shares of the Company to certain current and former employees, directors and consultants of SIRIT generally on the terms and conditions of the stock option plan of the Company at exercise prices of between $0.13 and $3.25 per share expiring between September 6, 2003 and March 27, 2007. The acquisition is accounted for by the purchase method.

Non-current assets acquired, at fair value	$ 3,338,803
Liabilities assumed at fair value	
Working capital deficiency including $699,664 of cash acquired less a $350,000 bridge loan	(1,301,685)
Other non-current liabilities	(1,369,036)
Goodwill including $581,613 transaction costs and $165,305 warrant and stock option costs	2,828,836
Purchase cost	3,146,918
Transaction, warrant and stock options costs	(746,918)
Consideration paid by issue of 15,000,000 common shares at $0.16 per share	$ 2,400,000

4. RESTRICTED CASH EQUIVALENTS

In connection with the acquisition of Enviromation effective December 31, 1999, the Company issued 8% Promissory Notes (US $800,000) payable commencing May 1, 2000 in 20 equal quarterly installments of principal together with accrued and unpaid interest.

Collateral for the Promissory Notes is a pledge of three custodial accounts of the Company pursuant to Pledge Security and Control Agreements. These Agreements, among other things, stipulate that the custodial accounts shall at all times have a balance at least equal to the amount outstanding under the terms of the Promissory Notes, permissible investments in the custodial accounts are as specified and, subject to the above balance requirement, income from the investments can be withdrawn by the Company. As at December 31, 2002, there was $568,000 (US $360,000) on deposit in the custodial accounts.

5. LONG-TERM RECEIVABLE AND RELATED WARRANTY OBLIGATION

The entire long-term receivable of $655,738 and $2,101,829 of the warranty obligation relate to a program of warranty work expected to be completed in the fiscal year ending December 31, 2004. The amounts are non-interest bearing and have no fixed terms.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2002 and 2001
(expressed in Canadian dollars)

6. LONG-TERM INVESTMENTS

Investments in private companies, and as at December 31, 2001 a company whose shares are traded on a recognized exchange, at the lower of cost and estimated net realizable value are:

	2002	2001
Medsite, Inc.	$ 3,932,577	$ 3,932,577
Paradyne Networks, Inc.	–	408,145
Applied Data Systems, Inc.	739,502	739,502
HorizonLive, Inc.	409,785	348,967
Loma de Niquel Holdings Ltd	1,020,000	1,020,000
	$ 6,101,864	$ 6,449,191

a) As at December 31, 2002 and 2001, the Company owns 520,466 preferred stock of Medsite, Inc., a private Delaware corporation, comprising 20,466 Class B3, 200,000 Class B4 and 300,000 Class C preferred stock which cost a total of $3,855,468 (US $2,612,563) before the finders fee note 6(i).

Properties of the preferred stock include conversion rights to common stock, dilution protection privileges, dividend and voting participation and automatic conversion to common stock and redemption under certain conditions.

b) As at December 31, 2001, the Company owned 64,402 common stock of Paradyne Networks, Inc. ("Paradyne"). On February 14, 2000, the Company purchased 281,479 Series B preferred stock in the then private Delaware corporation, Elastic Networks Inc. ("Elastic"), at a cost of $2,175,003 (US $1,500,002) before the finders fee note 6 (i). On September 29, 2000, Elastic became a public corporation through an initial public offering at which time the preferred stock was converted to common stock. Trading restrictions on the common stock owned by the Company expired March 29, 2001.

During 2001, the Company wrote-down its investment by $1,810,358.

Effective March 5, 2002 Elastic stock was exchanged for stock of Paradyne upon completion of a merger. The investment was sold on June 28, 2002.

c) As at December 31, 2002 and 2001, the Company owns 294,986 Series A 7% redeemable convertible participating preferred stock of Applied Data Systems, Inc, a private Maryland corporation, at a cost of $725,002 (US $500,001) before the finders fee note 6 (i).

d) As at December 31, 2002, the Company owns 714,592 Series B redeemable convertible participating preferred stock, 285,408 common stock, 450,000 common stock purchase warrants and $351,000 (US $225,000) convertible promissory notes (2001 – 714,592 Series B redeemable convertible participating preferred stock, 285,408 common stock, 375,000 common stock purchase warrants and $291,375 (US $187,500) convertible promissory notes) of HorizonLive, Inc., ("HorizonLive"), a private Delaware corporation. Refer to note 6 (i).

During 2002, the Company made one follow-on investment in HorizonLive totalling $60,818 (US $38,250).

During 2001, the Company made three follow-on investments in HorizonLive totalling $297,202 (US$191,250).

In the fourth quarter of 2001 the Company wrote-down the investment by $697,935.

e) The Company holds a legacy investment in the Loma de Niquel laterite nickel mineral mine in Venezuela, operated by Minorco S.A which began production in 2001. In 1998, the Company wrote down the recorded amount of its investment to a then estimated net realizable value of $1,020,000 (US $750,000). As at December 31, 2002, the Company's participation interest in the mine is 0.75% (2001 – 0.75%).

f) In the first quarter of 2001, the Company wrote-off its $1,478,967 investment in PinPoint Corporation, a private Delaware corporation.

g) In the third quarter of 2001, the Company wrote-off its $819,315 investment in Ironside Ventures, LP, a US private technology fund.

h) In the third quarter of 2001 the Company wrote-off the $499,800 recorded balance of its investment in Bizfon, Inc., a private Delaware corporation.

i) Each of the above investment amounts, except the investment in Loma de Niquel, purchased prior to 2001 include a 2% fee paid to a related party in 1999 and 2000.

7. PROPERTY, PLANT AND EQUIPMENT

	2002		
	Cost	Accumulated Depreciation	Net
Land	$ 100,878	$ –	$ 100,878
Building	304,088	17,779	286,309
Equipment	4,061,430	2,395,263	1,666,167
	$ 4,466,396	$ 2,413,042	$ 2,053,354

	2001		
	Cost	Accumulated Depreciation	Net
Land	$ 101,517	$ –	$ 101,517
Building	306,013	12,113	293,900
Equipment	727,453	485,307	242,146
	$ 1,134,983	$ 497,420	$ 637,563

8. LONG-TERM DEBT

a) As at December 31, long-term debt is as follows:

	2002	2001
8% Promissory Notes (US $360,000; 2001 – US $520,000) payable in equal quarterly installments of principal together with accrued and unpaid interest, with the final payment due February 2, 2005 and, as security, a pledge of three custodial accounts of the Company (note 4)	$ 568,800	$ 826,800
Mortgage Payable (US $168,369) in monthly installments of $3,204 (US $2,028) including variable interest at Wall Street prime rate less 0.5%, maturing in June 2015, with land and building pledged as security	266,023	294,441
Notes Payable (US $110,217; 2001 – US $44,242) pursuant to ten (2001 – six) vehicle finance agreements with monthly installments including interest varying between 6.38% and 9.00%, maturities between January 2003 and June 2007 (2001 – July 2002 and January 2006) with the vehicles pledged as security	174,143	70,345
	1,008,966	1,191,586
less current portion (US $40,670; 2001 – US $43,061)	64,259	68,467
	$ 944,707	$ 1,123,119

b) As at December 31, long-term debt matures as follows:

	2002	2001
2002	$ –	$ 298,867
2003	317,059	271,529
2004	316,142	266,806
2005	129,982	95,855
2006	62,628	32,360
2007	73,519	72,655
Thereafter	109,636	75,514
	$ 1,008,966	$1,113,586

9. OBLIGATIONS UNDER CAPITAL LEASES

Obligations under capital leases are denominated in UK Pounds in the amount of UK Pounds £119,461. The future minimum annual payments under capital leases are as follows:

2003	$ 108,930
2004	98,740
2005	98,740
2006	32,913
Total minimum lease payments	339,323
Less amount representing interest at an average rate of 7.3%	36,382
	302,941
Less current portion	90,806
	$ 212,135

10. SHARE CAPITAL

a) The Company is authorized to issue 200,000,000 shares without nominal or par value divided into 100,000,000 common shares and 100,000,000 preferred shares.

b) Common shares issued and allotted:

	Shares	Amount
Balance at December 31, 2000 and 2001	30,544,357	$ 40,917,677
Reduction of stated capital with effect as of January 1, 2002, approved by the Company's shareholders at its annual and special meeting held on April 25, 2002		(19,807,079)
	30,544,357	21,110,598
Shares issued November 1, 2002 on the acquisition of SIRIT at a deemed $0.16 per share (note 3)	15,000,000	2,400,000
Balance at December 31, 2002	45,544,357	$ 23,510,598

c) The Company has a Stock Option Plan for Key Persons (the "Plan"). Key Person includes any individual being a director, officer or employee of the Company who is in the judgment of the Board of Directors, of special value to the Company, or any other person, individual or otherwise, who provides services or who is, in the judgment of the Board of Directors, of special value to the Company.

Conditions governing the granting and exercise of options under the Plan include:

- the aggregate number of shares subject to option under the Plan is 6,074,871 common shares of the Company;
- options may not be granted at a price which is less than the closing price of the shares traded on the Toronto Stock Exchange on the last business day pre-

(expressed in Canadian dollars)

ceding the day of the grant of such option or, if there was no such trade on the last business day, the price shall be the average of the bid and ask prices in respect of such shares at the close of trading on the day of grant;

- options once exercised do not result in that number of options becoming available for reissuance;
- options granted that expire or are terminated unexercised become available for reissuance;
- no options exceeding 5% of the shares then outstanding of the Company, on a non-diluted basis, be granted to any one optionee or their associates;
- each option issued shall specify the expiry date which date will not be later than 10 years from the date the option is granted;
- each option issued shall be in full force and effect and exercisable only so long as the optionee shall continue in the capacity as a Key Person of the Company and shall, except for directors' options, unless terminated earlier by the Board, terminate at the close of business on the date which is no later than 30 calendar days after which the optionee ceases to be a Key Person or the expiry date of the option, which ever is earlier;
- on April 3, 2002 the Plan was modified in respect of options granted to directors of the Company for options then outstanding and for options to be granted in the future, to extend to one calendar year the termination date of the option after which the optionee director ceases to be a Key Person of the Company or the expiry date of the option, whichever is earlier;
- the options are non-transferable;
- vesting and terms are of the discretion of the Board of Directors;
- it is not intended that the Plan shall in any way effect the policies or decisions of the Company in relation to the remuneration of directors, officers or employees.

As at December 31, 2002, the number of options available for issuance under the Plan, as amended is 248,371 options (2001 – 1,195,371 options).

In connection with the acquisition of SIRIT, effective November 1, 2002, the Toronto Stock Exchange approved the listing of an additional 1,682,084 common shares of the Company which enabled the Company to issue stock options for an aggregate 1,570,777 common shares of the Company to certain current and former employees, directors, and consultants of SIRIT generally on the terms and conditions of the Stock Option Plan for Key Persons of the Company. As at December 31, 2002, the 111,307 common shares listed and not granted are available for new options. With respect to the above-described 1,682,084 common shares, any cancelled or expired options may not be re-granted.

The fair value of stock options granted to former SIRIT employees, directors and consultants totalling 782,074 common shares has been included in the purchase cost of SIRIT (note 3).

The following table summarizes activity of stock options for the years ended December 31, 2002 and 2001:

	2002		2001	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
SIRIT Transaction Options Outside the Plan				
Balance at beginning of year	–	–	–	–
Granted:				
Former employees, directors and consultants	782,077	$ 0.14	–	–
Current employees and directors	788,700	0.13	–	–
	1,570,777	0.26	–	–
Expired / terminated	(7,000)	0.13	–	–
Balance at end of the year	1,563,777	0.26	–	–
Other Options Outstanding Outside the Plan				
Balance at beginning of year	927,681	1.40	927,681	$ 1.40
Options Outstanding Inside the Plan				
Balance at beginning of year	3,114,318	0.88	4,246,318	0.82
Granted:				
Directors	1,400,000	0.125	–	–
Employees	50,000	0.135	100,000	0.165
Expired / terminated	(503,000)	0.95	(1,232,000)	0.99
Balance at end of year	4,061,318	0.50	3,114,318	0.73
Options Outstanding Outside and Inside the Plan				
Balance at end of year	6,552,776	0.57	4,041,999	0.88

The following table summarized information about stock options outstanding at December 31, 2002 and 2001:

Range of Exercise Price	Options Outstanding at December 31, 2002 Shares	Weighted Average Exercise Price	Weighted Average Life in Years	Options Outstanding at December 31, 2001 Shares	Weighted Average Exercise Price	Weighted Average Life in Years
$ 0.13-0.20	3,057,392	$ 0.14	3.9	122,000	$ 0.17	4.4
0.49-0.50	1,000,000	0.50	5.0	1,000,000	0.50	6.0
0.66-0.85	1,374,226	0.80	1.8	1,816,534	0.80	2.8
1.06	262,500	1.06	2.3	262,500	1.06	3.3
1.30	570,000	1.30	1.3	570,000	1.30	2.3
2.13-2.35	220,965	2.13	3.3	270,965	2.17	4.2
2.70-3.25	67,693	3.18	1.7	–	–	–
	6,552,776	0.57	3.3	4,041,999	0.88	3.7

d) In connection with the acquisition of SIRIT effective November 1, 2002, the Toronto Stock Exchange approved the listing of warrants to purchase an aggregate 2,500,000 common shares of the Company at an exercise price of $0.13 per share expiring on September 19, 2004 which warrants are outstanding at December 31, 2002. The fair value of warrants has been included in the purchase cost of SIRIT (note 3).

11. STOCK-BASED COMPENSATION

In 2002, before consideration of the stock options granted to employees in connection with the acquisition of SIRIT, the Company granted stock options, pursuant to the Stock Option Plan for Key Persons (the "Plan") to directors and an officer of the Company totalling 1,450,000 common shares. Had the Company determined compensation costs on this Plan based on the fair value at the grant date consistent with the fair value method of accounting for stock-based compensation, the Company's net loss for the year and basic and diluted loss per share would have been increased to the proforma amounts indicted below.

Net loss for the year:

As reported	$ 2,249,811
Proforma	$ 2,395,667

Basic and diluted loss per share:

As reported	$ 0.07
Proforma	$ 0.07

The fair value of options included in the proforma amounts presented above has been estimated using an option-pricing model. Assumptions used in the pricing model are as follows:

a)	Risk-free interest rate	4.61%
b)	Expected life	5 years
c)	Expected volatility	80%
d)	Expected dividends	nil

In connection with the Company's acquisition of SIRIT effective November 1, 2002, stock options totalling 788,770 were granted to employees. Had the Company determined compensation costs based on the fair value of these options at the grant date consistent with the fair value method of accounting for stock-based compensation, the Company's purchase cost of SIRIT would have been increased by $59,628 to the proforma amount of $3,206,546 from the recorded amount of $3,146,918 (note 3).

The fair value of options included in the proforma amount presented above has been estimated using an option-pricing model. Assumptions used in the pricing model are as follows:

a)	Risk-free interest rate	3.69%
b)	Expected life	3.6 years
c)	Expected volatility	80%
d)	Expected dividends	nil

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2002 and 2001
(expressed in Canadian dollars)

12. INCOME TAXES

a) The Company has accumulated non-capital-losses for Canadian income tax purposes of approximately $4,051,000 available as at December 31, 2002 (2001 – $4,091,000) to reduce taxable income in future years, the potential tax benefit of which as not been recorded in these financial statements. These losses will expire as follows:

	Amount
2003	$ 1,403,000
2004	386,000
2005	–
2006	58,000
2007	436,000
2008	928,000
2009	840,000
	$ 4,051,000

b) The reconciliation of income tax calculated at the statutory rate to actual income tax payable is as follows:

	2002	2001
Income tax recovery at statutory rate	$ (891,375)	$ (2,858,774)
Non-deductible items	325,657	488,423
Benefit of timing differences not recognized	565,718	2,370,351
	$ Nil	$ Nil

c) Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's future tax assets as of December 31 are as follows:

	2002	2001
Future tax assets:		
Non-capital loss carry forwards	$ 1,605,000	$ 1,932,900
Valuation allowance for future tax assets	1,605,000	1,932,900
Net future tax assets	$ Nil	$ Nil

13. CASH FLOWS

a) Items not involving cash and cash equivalents

	2002	2001
Amortization	$ 189,523	$ 69,984
Write-off/down/loss on disposal of long-term investments	64,375	5,306,375
Write-off of goodwill	1,335,241	–
Amortization of goodwill	–	157,155
Unrealized loss (gain) on cash equivalents	8,677	(239,018)
Gain on disposal of equipment	(18,423)	–
Gain on sale of asset	(142,854)	–
Decrease in warranty obligation	(220,343)	–
Decrease in long-term receivable	47,331	–
	$ 1,263,527	$ 5,294,496

b) Non-cash and non-cash equivalent working capital

	2002	2001
Accounts receivable	$ (1,959,673)	$ (385,301)
Inventories	45,404	(129,154)
Prepaid expenses	(332,495)	(36,668)
Bank advance	(234,869)	116,679
Accounts payable and accrued liabilities	1,096,664	270,682
Deferred revenue and credits	41,120	163,878
	$ (1,343,849)	$ 116

c)

	2002	2001
Cash paid for interest	$ 121,255	$ 117,139
Cash paid for income tax	$ Nil	$ Nil

14. COMMITMENTS AND CONTINGENCIES

a) The bank advance of $237,000 (US $150,000) (2001 – $315,429; US$198,383) is pursuant to a bank line-of-credit of US $250,000, with variable interest at Wall Street prime rate of 4.25% at December 31, 2002 (2001 – 4.5%) collateralized by a first charge on the business assets of Enviromation and guaranteed by the Company.

b) Included in prepaid expenses is a deposit of $316,000 (US $200,000) in connection with a contract entered into by SIRIT for a product under development with a supplier which deposit is creditable against product purchases by SIRIT in the second of three contract periods. SIRIT must achieve minimum product purchases in the initial contract period for the deposit to be creditable in the second period or the deposit is forfeited.

c) Enviromation has a defined contribution pension plan providing for amounts on retirement based on accumulated contributions made by the individual plan member and by the company on the individual's behalf and investment earnings on those contributions. The majority of employees are plan members. Employer contributions are discretionary matching percentages up to 20% of participant's compensation. Vesting of the employers contributions is determined based on years of service. During the year, the Company recognized an expense of $22,314 (2001 – $22,159) in relation to this defined contribution pension plan.

15. SEGMENTED INFORMATION

The Company and its subsidiaries operate in the technology sector in three reportable business segments.

As of December 31, the Company's assets by segment are as follows:

	2002	2001
Radio frequency identification business	$ 13,068,414	$ –
Process controls business	2,962,377	4,342,423
Portfolio investments business	7,158,286	10,781,097
	$ 23,189,077	$ 15,123,520

As of December 31, the Company's assets by geographic segment are as follows:

	2002			
	Radio Frequency Identification Business	Process Controls Business	Portfolio Investments Business	Total
Canada	$ 5,113,977	$ –	$ 1,056,422	$ 6,170,399
United States	6,510,117	2,962,377	5,081,864	14,554,358
Caribbean & South America	–	–	1,020,000	1,020,000
United Kingdom & Europe	1,444,320	–	–	1,444,320
	$ 13,068,414	$ 2,962,377	$ 7,158,286	$ 23,189,077

The $2,828,836 goodwill of SIRIT (the Radio Frequency Identification Business Segment) is included above in Canada.

	2001		
	Process Controls Business	Portfolio Investments Business	Total
Canada	$ –	$ 2,529,860	$ 2,529,860
United States	4,342,423	5,429,191	9,771,614
Caribbean & South America	–	2,822,046	2,822,046
	$ 4,342,432	$ 10,781,097	$ 15,123,520

The $1,335,241 goodwill of Enviromation (the Process Controls Business Segment) is included above in the United States.

For the year ended December 31, the Company's revenue and expenses by reportable business segment are as follows:

	2002			
	Radio Frequency Identification Business	Process Controls Business	Portfolio Investments Business	Total
Revenue	$ 3,942,364	$ 5,902,068	$ 54,850	$ 9,899,282
Expenses	3,463,073	6,057,396	1,146,728	10,667,197
Income (loss) before the following	479,291	(155,328)	(1,091,878)	(767,915)
Amortization	(104,918)	(76,465)	(8,140)	(189,523)
Gain (loss) on disposal of equipment	21,079	(2,656)	–	18,423
Gain on sale of asset	–	–	142,854	142,854
Loss on disposal of long-term investment	–	–	(64,375)	(64,375)
Write-off of goodwill	–	(1,335,241)	–	(1,335,241)
Foreign exchange loss	(19,348)	–	(34,686)	(54,034)
Income (loss) before income taxes	376,104	(1,569,690)	(1,056,225)	(2,249,811)
Provision for income taxes	(146,680)	–	–	(146,680)
Reduction of income taxes on utilization of prior period unrecorded losses	146,680	–	–	146,680
Net Income (Loss) for the Year	$ 376,104	$ (1,569,690)	$ (1,056,225)	$ (2,249,811)

The revenue and expense for the Radio Frequency Identification Business Segment is for the two month period from November 1, 2002, the date of the acquisition of SIRIT, to December 31, 2002.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2002 and 2001
(expressed in Canadian dollars)

	2001		
	Process Controls Business	Portfolio Investments Business	Total
Revenue	$ 5,135,309	$ 222,708	$ 5,358,017
Expenses	5,457,779	1,096,001	6,553,780
Loss before the following	(322,470)	(873,293)	(1,195,763)
Amortization	(221,207)	(5,932)	(227,139)
Write-off/down/loss on disposal of long-term investments	–	(5,306,375)	(5,306,375)
Foreign exchange gain	–	322,342	322,342
Net Loss for the Year	$ (543,677)	$ (5,863,258)	$ (6,406,935)

For the year ended December 31, the Company's revenues by geographic segment are as follows:

	2002			
	Radio Frequency Identification Business	Process Controls Business	Portfolio Investments Business	Total
Canada	$ 104,753	$ –	$ 24,729	$ 129,482
United States	3,480,963	5,902,068	14,109	9,397,140
Caribbean & South America	8,138	–	16,012	24,150
United Kingdom & Europe	308,643	–	–	308,643
Asia	39,867	–	–	39,867
	$ 3,942,364	$ 5,902,068	$ 54,850	$ 9,899,282

Of the $3,942,364 revenue in the Radio Frequency Identification Business Segment, three individual customers account for 30.0, 21.4 and 13.7 percent, respectively, of the total.

	2001		
	Process Controls Business	Portfolio Investments Business	Total
Canada	$ –	$ 39,954	$ 39,954
United States	5,135,309	36,910	5,172,219
Caribbean & South America	–	145,844	145,844
	$ 5,135,309	$ 222,708	$ 5,358,017

16. SUBSEQUENT EVENT

On January 2, 2003, SIRIT entered into a US $2.89 million radio frequency identification design and installation services contract. In order to obtain the bond for the contract, SIRIT has provided $1,422,000 (US $900,000) in cash as collateral to the surety which provided the bond. SIRIT anticipates completing the contract by December 2003 at which time, pursuant to the terms of the contract and bond, US $750,000 of the above-referenced cash collateral will be returned to SIRIT and the US $150,000 cash balance returned at the completion of the subsequent twelve month warranty period. The Company has provided the contract owner with a guarantee of performance for the value of the contract.

CORPORATE DATA

HEAD OFFICE

Suite 2450 – 650 West Georgia Street
PO Box 11537
Vancouver, British Columbia
Canada V6B 4N7
Tel: (604) 682-3030
Fax: (604) 683-0704
E-mail: itech@itechcapital.com
Web Site: www.itechcapital.com

INVESTOR RELATIONS

Toll Free: 1 (800) 626-7221
Tel: (604) 682-3030
Fax: (604) 683-0704
E-mail: jsegat@itechcapital.com

GENERAL COUNSEL

Cassels Brock & Blackwell LLP
Scotia Plaza, Suite 2100
40 King Street West
Toronto, Ontario
Canada M5H 3C2

AUDITORS

PricewaterhouseCoopers LLP
250 Howe Street
Vancouver, British Columbia
Canada V6C 3S7

TRANSFER AGENT

Pacific Corporate Trust Company
10th Floor, 625 Howe Street
Vancouver, British Columbia
Canada V6C 3B8

SHARES LISTED

Toronto Stock Exchange: Symbol ITE:T

ANNUAL GENERAL AND SPECIAL MEETING

May 5, 2003, 4:00 PM EST at
Cassels Brock & Blackwell LLP
Scotia Plaza, Suite 2100
40 King Street West
Toronto, Ontario
Canada M5H 3C2

DIRECTORS AND OFFICERS

William W. Staudt
President, Chief Executive Officer & Director

John P. Fairchild, C.A.
Chief Financial Officer & Corporate Secretary

Paul M. Stein
Assistant Corporate Secretary

Dale M. Flanagan
Director

Cynthia Lewis
Director

George C. McKinnis
Director

Alan G. Quasha
Director

SIRIT TECHNOLOGIES, INC.

Website: www.sirit.com

In Canada
33 City Centre Drive
Mississauga, ON L5B 2N5
Tel: 1-800-498-8760 Fax: (905) 949-6320

In the United States
Suite 620 – 1321 Valwood Parkway
Carrollton, Texas 75006
Tel: (972) 243-7208 Fax: (972) 243-8034

In the United Kingdom
Loughborough Technology Centre
Epinal Way, Loughborough
LE11 3GE, UK
Tel: 011 44 1509 213141 Fax: 011 44 1509 213191

ENVIROMATION TECHNOLOGIES, INC.

Website: www.enviromation.com
5948 Butternut Drive
East Syracuse, NY 13057 U.S.A.
Tel: (315) 463-7172 Fax: (315) 463-5077

iTech Capital Corp.



*i*Tech Capital Corp.

Reg. No 82-3200

ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED
DECEMBER 31, 2002

*i*Tech Capital Corp.

2450 – 650 West Georgia Street
P.O. Box 11537
Vancouver, British Columbia
Canada, V6B 4N7

Dated: March 19, 2003

*i*Tech Capital Corp.

Annual Information Form
For The Fiscal Year Ended
December 31, 2002

TABLE OF CONTENTS

ITEM 2 CORPORATE STRUCTURE

The full corporate name is *i*Tech Capital Corp.

*i*Tech was incorporated in the Province of British Columbia, Canada, pursuant to the Company Act (British Columbia) on January 15, 1987 by registration of its memorandum and articles with the name Jordex Resources Inc. On July 27, 1998 the Company was continued into the Yukon under the Yukon Business Corporations Act. On September 15, 1998 the Company was registered as an extra-provincial company under the Company Act (British Columbia).

iTech's memorandum has been altered a number of times: on June 27, 1991 to increase the authorized capital from 20,000,000 common shares without par value to 100,000,000 common shares without par value; on December 23, 1993 to increase the authorized capital by an additional 100,000,000 shares without par value so that the authorized capital consists of 200,000,000 shares divided into 100,000,000 common shares without par value and 100,000,000 preferred shares without par value; and on March 18, 1994 the memorandum was altered so that the authorized capital consists of 200,000,000 shares divided into 100,000,000 common shares without par value and 100,000,000 preferred shares without par value issuable in series, of which the first series, consisting of 6,500,000 shares, is designated redeemable convertible preferred shares Series A. The Company's articles were also amended to add provisions setting out the special rights and restrictions attached to the cumulative redeemable convertible preferred shares Series A.

On March 10, 2000, pursuant to Articles of Amendment, the name of the Company was changed from Jordex Resources Inc., to *i*Tech Capital Corp to better reflect its current form of business.

The registered and principal office of the Company is located at Suite 2450, 650 West Georgia Street, PO Box 11537, Vancouver, British Columbia, Canada, V6B 4N7.

The following chart depicts the corporate structure of the Company together with the jurisdiction of incorporation of each of the companies referred to:


iTech Capital Corp.
(Yukon Territory, Canada)
(Extraprovincial registration, BC, Canada)
100%
100%
100%
SIRIT Technologies, Inc.
(Canada)
Jordex (Bahamas) Limited
(Bahamas)
Jordex Capital Corp.
(Nevada, USA)
100%
100%
100%
100%
100%
100%
SIRIT Corp.
(Ontario, Canada)
i2R Limited
(United Kingdom)
id Systems Limited
(United Kingdom)
1491490 Ontario Limited
(Ontario, Canada)
4050 Ltd.
(Caymans, British West Indies)
Enviromation Technologies, Inc.
(New York, USA)
100%
0.7671%
Sirit Corp.
(Texas, USA)
Loma de Niquel Holdings Ltd.
(British Virgin Islands)
97.53%
Minera Loma de Niquel C.A.
(Venezuela)

As used in this Annual Information Form, except as otherwise required by the context reference to the "Company" or "iTech" means iTech Capital Corp. and its subsidiaries.

ITEM 3 GENERAL DEVELOPMENT OF THE BUSINESS

ITEM 3.1 THREE YEAR HISTORY

In 2000, as a business development company, the focus of the Company was on the identification and acquisition of investments in the technology industry with particular emphasis on technology companies. To implement this strategy, the Company entered into co-investing alliances with two US-based direct equity investment firms, the Argentum Group and Ironside Management LLC (formerly MF Private Capital) located in New York, New York and Boston, Massachusetts, respectively. Each of the portfolio technology investments by the Company were co-investments with one of these firms. In connection with each of these investments, the Company had either a directorship, board observer rights or access to board deliberations and decisions through a directorship of the above-described co-investor.

The fundamental strategy of the Company regarding portfolio investments in technology companies in 2000 was to invest in carefully selected private companies which investments were not otherwise generally available to the investing public, at the appropriate time and following expiration of hold periods subsequent to public stock offerings by the subject companies liquidate the investments, and then repeat the above-described cycle by reinvesting the proceeds.

The significant increase in volatility in the US technology public markets which began in mid 2000, the broad-based decline in quoted prices and reduction in the investors' acceptance of new public offerings, among other things, resulted in a time extension in the Company's above-described cycle. This time extension also resulted in certain of the investments requiring additional private funding to continue their product development and commercialization.

As at December 31, 2000, one of the Company's portfolio investments had completed a public stock offering. A second investee company, following the filing of a registration statement, withdrew the statement in mid 2000 due to market volatility.

In addition, on December 31, 1999 iTech acquired Enviromation Technologies, Inc. ("Enviromation") located in East Syracuse, New York. With the decline in the overall economy since 2000 and particularly the economy of New York State in recent years, Enviromation has experienced a substantial increase in competition and hence, increased pressure on margins, which has resulted in the losses incurred. The Company has reviewed its investment in Enviromation and in the 2002 fourth quarter has written off the related goodwill.

As at December 31, 2000, the Company had $5,589,300 in unrestricted cash and cash equivalents, $11,458,400 recorded value in eight long-term portfolio investments and wholly owned subsidiary Enviromation. In 2000, the Company had a loss of $2,119,200 which included $1,004,900 write-down/off of two long-term portfolio investments and a loss in Enviromation of $750,300.

As of December 31, 2001, the Company had $4,334,200 in unrestricted cash and cash equivalents, $6,449,200 recorded value in five long-term portfolio investments and its wholly owned subsidiary Enviromation. In 2001, the Company had a loss of $6,406,900 which included $5,306,400 write-down/off of five long-term portfolio investments and a loss in Enviromation of $543,700.

Beginning in mid-2001, the Company began actively looking to acquire an operating company with a strong management team and significant growth opportunities. The Company believes the acquisition of SIRIT Technologies, Inc. ("SIRIT") effective November 1, 2002, meets these criteria. Further, the acquisition was a stock for stock transaction, thus preserving the Company's cash for use in the SIRIT business. SIRIT designs, develops, manufactures and sells radio frequency identification ("RFID") technology. Refer Item 3.2. Effective November 1, 2002, the primary business of the Company became the business of SIRIT.

As at December 31, 2002, the Company had $2,242,000 in unrestricted cash and cash equivalents, $6,101,900 recorded value in four long-term portfolio investments and wholly owned subsidiaries SIRIT and Enviromation. In 2002, the Company had a net loss of $2,249,800 which included $1,569,700 loss of Enviromation of which $1,335,200 is write-off of goodwill, $376,100 two months net income of SIRIT, $142,900 gain on disposal of wholly owned subsidiary Moraga Resources Ltd., and $64,400 loss on disposal of a long-term investment for proceeds of $343,800.

ITEM 3.2 SIGNIFICANT ACQUISITION

Effective November 1, 2002, the Company acquired all the issued and outstanding shares of SIRIT in consideration for the issuance of an aggregate 15 million common shares from the treasury of the Company at an ascribed price of $0.16 per share, an aggregate $2,400,000, warrants to purchase an aggregate of 2,500,000 common shares of the Company at a price of $0.13 per share expiring on September 19, 2004, and stock options to acquire an aggregate of 1,570,777 common shares of the Company to certain current and former employees, directors and consultants of SIRIT generally on the terms and conditions of the stock option plan of the Company at exercise prices of between $0.13 and $3.25 per share expiring between September 6, 2003 and March 27, 2007. The acquisition is accounted for by the purchase method as follows:

Non-current assets acquired, at fair value	$ 3,338,803
Liabilities assumed at fair value:	
Working capital deficiency including $699,664 of cash acquired less a $350,000 bridge loan	(1,301,685)
Other non-current liabilities	(1,369,036)
Goodwill including $581,613 transaction costs and $165,305 warrant and stock option costs	2,828,836
Purchase cost	3,146,918
Transaction, warrant and stock options costs	(746,918)
Consideration paid by issue of 15,000,000 common shares at $0.16 per share	$ 2,400,000

By terms of the acquisition agreement, the Company appointed one SIRIT nominee to its board of directors upon completion of the transaction. At the next annual or special meeting of shareholders of the Company, management of the Company plans to increase the size of its board to seven directors and to nominate an additional SIRIT nominee to the Company's board of directors at that time.

ITEM 3.3 TRENDS

As at December 31, 2002, the Company has unrestricted cash and cash equivalents of $2,242,000.

Subsequent to the year end, on January 2, 2003, SIRIT entered into a US $ 2.89 million radio frequency identification design and installation services contract the bonding for which required $1,422,000 (US $900,000) in cash collateral which was made on February 11, 2003, leaving the Company $820,000 in unrestricted cash and cash equivalents before other 2003 cash flow activities. SIRIT anticipates completing the contract by December 2003 at which time, pursuant to the terms of the contract and bond US $750,000 of the above-referenced cash collateral will be returned to SIRIT and the US $150,000 cash balance returned at the completion of the subsequent twelve month warranty period.

As at December 31, 2002, the Company has working capital of $1,628,800 which includes $1,162,500 of current portion of warranty obligations which the Company anticipates will be retired through discounts on future sales rather than in cash payments and $559,400 of deferred revenue and credits which is a non-cash outlay.

The Company is presently considering alternatives to its subsidiary, Enviromation, in order to check the drain on its other resources and cash.

Although bidding activity has increased markedly for the Process Controls business since mid 2002, new orders have not kept pace with production. This will have a negative impact on results in the 2003 first quarter. Effective February 14, 2003, Enviromation announced the promotion of Donald W. Ballway to President. Don replaces David Cochran who had been interim president from August 1, 2001.

Comprehensive budgets have been prepared for each of the Company's three business segments which budgets are considered to be responsible and realistic. Based on these together with continuing diligent oversight, focus and awareness, the Company believes it can manage its cash flows with existing resources until positive cash flows are generated. The Company's two operating businesses are not capital intensive. Modifications to strategies on which original budgets are based are being made continually in order to be proactive to changing conditions in the markets in which the Company operates.

As market conditions improve, the Company intends to sell the portfolio investments and reinvest the proceeds in growing the RFID business.

ITEM 4 NARRATIVE DESCRIPTION OF THE BUSINESS

ITEM 4.1 GENERAL

The Company has been a business development company from 1999 until it acquired SIRIT effective November 1, 2002 from which time the primary business of the Company is the business of SIRIT. The Company and its subsidiaries operate in the technology sector in three reportable business segments, the RFID business segment being SIRIT, the Process Controls business segment, being Enviromation, and the Portfolio Investments business segment.

RFID BUSINESS SEGMENT

Business of SIRIT

SIRIT designs, develops, manufactures and sells RFID technology. Targeted at a diverse set of markets, RFID technology has become a core technology for applications, including: electronic toll collection, access control, cashless payment systems, product identification, supply chain management applications including logistics, warehousing and manufacturing, and asset management.

Over 12 million people in the United States use transponders to pay their tolls automatically. Over 6 million people pay for their gasoline purchases using key-chain transponders. Many manufacturers, warehouses and logistics companies rely on RFID technology to identify assets and manage their business. SIRIT products have been incorporated into these applications.

Through a combination of organic growth and strategic acquisitions SIRIT seeks to increase its position in the RFID industry. SIRIT markets its products and solutions through its direct sales force and its partnerships with distributors, integrators and original equipment manufacturers.

RFID Technology

RFID is a powerful and versatile automatic identification technology that allows vehicles, people, animals, articles and objects to be identified, tracked and managed in a wide range of environments.

A basic RFID system consists of three components:

- A transponder (commonly called a tag) that is electronically programmed with unique information;
- A reader consisting of a transceiver with decoder; and
- An antenna or coil.

RFID Tags

An RFID tag is an "electronic memory" with the following characteristics:

- Each tag usually stores a unique and unalterable identification code. Tags may also store additional, variable information that may be modified by the user at any time;
- Tags may be read from and written to distances of over 30 metres, with no line of sight requirement;
- Information stored in a tag's memory cannot be unintentionally changed, nor can it be easily replicated. Information can be written, erased and re-written (and even permanently locked), as required within an application;
- Tags can be attached to, or buried in, most non-metallic materials, with little or no effect on performance;
- Tags are available in a wide range of sizes and formats; and
- Tags may be used in a wide range of physical environments. They are mechanically robust, and can survive extremes of temperature, humidity and pressure.

In certain applications, such as toll collection and vehicle access control (e.g. access to parking facilities and gated communities) SIRIT manufactures tags along with the other system components and delivers an integrated solution. For applications that use the tag smart label technology, SIRIT is focused on delivering solutions involving primarily the reader, antenna and technical systems integration. Examples of these applications include cashless payment systems, product identification, supply chain management applications including warehousing and logistics, and asset management.

Semiconductor companies such as Texas Instruments and Philips dominate smart label technology production. These companies are the driving force behind the development and expansion of the RFID industry. Semiconductor companies generally have the resources and infrastructure to produce high volumes of tags. High volume production drives down the costs of RFID tags and opens up new applications requiring low-cost tags.

The tag trend is producing a growing need for companies that can deliver readers, antennas and systems integration to meet the needs of the market. Based on SIRIT's history in transportation applications, and with the acquisition of companies specializing in reader development, SIRIT seeks to establish itself as a leader in reader design, development and manufacturing.

Readers and Antennas

A reader is an electronic unit that transfers information to and from one or more tags; it will have some ability to process information that is obtained from, or sent to, a tag (the term 'reader' is commonly used to represent a read/write device). The size and capabilities of readers vary considerably. SIRIT designs and manufactures a range of readers that are sold to end-users, integrators, distributors and original equipment

manufacturers.

A RFID reader may operate in total isolation, or be connected to a remote computer/controller for more comprehensive use and manipulation of information derived from a tag. SIRIT readers vary in size, cost and performance.

SIRIT's reader development strategy has produced multi-frequency, multi-protocol readers designed to provide support for tags from different manufacturers, and to operate across all commonly used frequencies. SIRIT has a base set of reader products and can produce application specific readers for customers with unique requirements or high volume requirements. The user is then free to select the tag with the most appropriate price/performance characteristics at any point during the lifetime of their application. In this way, obsolescence of tag and reader technologies becomes a less critical consideration in the purchasing cycle and provides a degree of legacy protection.

Each reader has an antenna that is used to transmit information to a tag, and to receive information sent by a tag. The antenna emits radio signals to activate the tag and read and write data to it. Antennas are the conduits between the tag and the reader, which controls the system's data acquisition and communication. Antennas are available in a variety of shapes and sizes; they can be built into a door-frame or loading bay to receive tag data from persons or objects passing through, or mounted on a toll booth to collect tolls electronically.

Strategy

SIRIT's goal is to become a recognized industry leader in RFID technology through a combination of engineering capability, and sales and marketing skills. SIRIT seeks to secure an increasing share of the overall market for RFID, a market that is projected to grow at a compounded annual growth rate of 25% per annum yielding an overall market size of US$2 billion in 2005 according the Venture Development Corporation of Natick, Massachusetts, a leading market research firm. To meet these goals, SIRIT has adopted the following strategies:

Continue to be the market leader in Title 21 products. SIRIT will continue to protect and increase its dominant position for toll systems that conform to the Title 21 standard established by the California Department of Transportation.

Become a market leader in vehicle access control applications in North America. SIRIT currently has a significant market share in RFID-based access control applications in parking and gated communities. Through technological advance and increased sales and distribution SIRIT expects to drive additional market share and revenues.

Design and manufacture RFID readers for integration into specific products: Many large corporations are beginning to support RFID technology by integrating readers into products such as industrial printers, cashless payment terminals, handheld terminals,

personal digital assistants, access control panels and smart shelves. SIRIT is and will continue to be a key developer of readers for these product integration opportunities.

Participate in the consolidation of the RFID reader industry and become a leading design, and manufacturing firm for RFID readers. The RFID reader industry today is a highly fragmented marketplace. An opportunity exists to combine the engineering, sales, distribution and manufacturing capabilities of various companies operating in this space. SIRIT seeks to be proactive in driving this consolidation.

Develop Strategic Alliances with Industry Leaders in our Target Markets. The RFID market requires companies that can deliver reader technology and systems integration as a key element of the overall value chain. Semiconductor companies have focused on the production of RFID tags. This leaves an opportunity for SIRIT to establish a significant position in the RFID value chain supporting the effort of semiconductor companies. SIRIT will also selectively evaluate opportunities as a service provider in its target markets.

Market Segments

The RFID market can be segmented by major application area as follows:

- Cashless Payment Systems
- Product Identification
- Security and Vehicle Access Control
- Supply Chain Management
- Asset Management

Cashless Payment Systems

Cashless payment systems using a tag as the activator of a payment transaction have been a key market for RFID for many years. Electronic toll collection systems were introduced as early as 1986 and flourished through the 1990's as new toll roads were built and existing toll roads added electronic payment capability.

A study by Transport Technology Publishing, a company researching electronic toll collection, emphasizes the steep growth path that electronic toll collection has experienced worldwide. The study estimates that the number of transponders in use will increase from 8.6 million transponders to more than 30 million in the next five years and 50 million transponders by the end of 2007.

In the toll collection markets that are served by SIRIT (i.e. those toll operations that conform to the Title 21 standard developed by the California Department of Transportation) SIRIT has a dominant market share. SIRIT currently has in excess of 900,000 tags in use and the rate of adoption continues to grow.

Since the advent of electronic toll collection, a number of other cashless payment systems using RFID have emerged. The SpeedPass™ network originally developed by

Mobil and now implemented within both Exxon and Mobil gas stations has over 6 million users and is rivaling the toll collection market in terms of overall acceptance. Many other cashless payment brands are currently being developed for major pilot projects or rollouts in the next twelve to eighteen months.

SIRIT has been one of the key suppliers of RFID reader technology for these cashless payment systems and will continue to pursue opportunities to provide readers with greater functionality, multi-protocol capability, multi-frequency capability and other features that are in increasing demand by service providers.

Product Identification

RFID technology is being used to provide product identification and authentication capabilities. This technology can be embedded into items like printer toner cartridges to ensure that only the correct consumable replacements are used in the equipment. There are 50 million printers sold annually and there is strong competition in the market for printing consumables. Printer manufacturers are currently looking for ways to maximize their share of the consumables market. RFID technology is being evaluated to both authenticate consumables as well as increase customer value through simplified printer set-up, configuration and maintenance.

RFID technology can also be used to identify products for major clothing retailers. RFID allows these companies to identify individual pieces of clothing for inventory management, and provides information to consumers on the features of a particular product.

Manufacturers of major consumer product lines are also using RFID technology for brand protection and anti-counterfeiting. By imbedding an RFID tag into a product, a verification process can ensure that the article is authentic and original.

SIRIT RFID reader technology is used in these and other product identification applications.

Security and Vehicle Access Control

In the vehicle access control market (e.g. access to parking facilities and gated communities), SIRIT manufactures products that allow users the convenience, safety and prestige not available with other vehicle access control systems. A SIRIT vehicle access control system is comprised of a transponder mounted in the vehicle, an antenna to charge and read the transponder and a reader to convert the data for processing by a computer. Each transponder has a unique identifying code that is read by the antenna once the transponder enters into the read zone. This identifying code is then transmitted through the reader to a computer where it is checked against a user database. If the identifying code is valid (e.g. the patron has a fully paid account or the transponder is not registered as lost or stolen), then the gate is raised and the patron can proceed into the facility. The transponder, antenna and reader have been designed and manufactured by SIRIT specifically for this market.

Over the last several years, SIRIT has developed a marketing channel for its vehicle access control products with over 80 resellers. SIRIT's resellers integrate these products with a software system and sell directly to parking facilities, gated communities and other customers. These resellers have market coverage primarily in North America.

Supply Chain Management

Global supply chains increasingly rely on accurate, real time data for the complex and sophisticated software packages that are used to generate information, and therefore actions, that will determine visibility and flow of product through these chains.

Although bar codes are widely used to identify products (either singly, or in groups), their limitations can inflict restrictions on supply chain operation and efficiency - specifically their requirement for line of sight, and the inability to convey variable data. RFID tags and labels do not share these limitations, and their effective deployment within the supply chains, operating across many industries, could therefore provide substantial cost savings and other operational benefits.

One of the emerging solutions in the supply chain area is a product of SIRIT called the SmartShelf. SmartShelf provides real-time information on consumer actions, shelf inventory and product merchandizing. SmartShelf enhances a regular merchandising shelf in a retail environment by placing RFID tags on the product, and creating a network of readers specific to each product location on the shelf. The technology's limited read range allows customer action to be recorded. Retailers can get a better feel for what is of interest to customers and then merchandize accordingly.

SIRIT is actively involved in research and development and pilot projects using the SmartShelf with companies in the packaging and consumer products industries.

Asset Management

Consignment asset tracking technology, using RFID, provides manufacturers the ability to monitor their dealership consignment assets on a near real-time basis. The technology and application used for asset management was acquired by SIRIT through its acquisition of Gemstar Communications Inc. ("1491490 Ontario Limited"). Without the significant labour expenses associated with manual auditing, a manufacturer can track which of its assets have been sold or are in inventory at a dealership. By doing so, it can monitor improper activity relating to its property and increase its cash-flow by ensuring that payment is received shortly after the sale of a consignment asset.

SIRIT has a letter-sized tag and supporting hardware which monitors the speed and efficiency of postal sorting and distribution plants. Previously, auditing of the postal process was performed by mailing a letter and calculating the complete travel time. This prior method did not disclose which areas of the system were causing the delays. SIRIT's system provides detailed visibility into the postal system. The letter tag is mailed from one location to another and monitored via microcell sensors within the postal sorting plants.

SIRIT currently provides this service to Canada Post for service performance measurement.

Products

IDentity Title 21 Product Line

SIRIT's IDentity Title 21 transponder is used in high-speed highway applications. It complies with the open standard for electronic toll collection developed by the California Department of Transportation ("Caltrans"). SIRIT has the largest installation base of Title 21 compliant systems in the world with installations that include California (Orange County toll roads, San Francisco bridges, State Route 91), Denver (E470 toll road), South America and China.

SIRIT has also developed a solar-powered Identity 21 transponder for use in electronic toll collection applications. The solar IDentity Title 21 transponder is completely compatible with SIRIT's standard IDentity Title 21 product line and offers a unique proprietary feature that uses a solar cell to augment the power requirements of the transponder.

IDentity Flex

SIRIT's IDentity Flex systems consist of transponders, readers and antennas, and have been designed to meet the price point and performance required for the vehicle access control market. The IDentity Flex reader will read both the IDentity Flex transponder as well as SIRIT's IDentity Title 21 transponder. This unique feature allows existing users of Title 21 toll products to coexist with the lower cost IDentity Flex product line.

The IDentity Flex system is designed for vehicle access control applications such as parking and gated communities.

IDentity S-Flex Transponder

The IDentity S-Flex Transponder is designed to address the specific need for additional security enhancements in the access control market.

The IDentity S-Flex Transponder offers users a high physical security feature that renders the transponder inoperable and valueless when removed from an authorized vehicle's windshield. By deactivating the transponder upon removal from the vehicle, the potential for unwanted use of a transponder due to theft or to the passing of the transponder to an unauthorized user is eliminated.

OEM Readers

SIRIT also designs, develops and manufactures a full line of original equipment manufacture ("OEM") reader products. These products are targeted at many RFID applications including cashless payment systems, product identification and

authentication, security and access control, supply chain management and asset management.

OEM-186/7

SIRIT's OEM-186/7 reader scan modules are designed with an integral antenna to give the same form factor as industry standard barcode scanner engines. In addition, the OEM-186 product incorporates a miniature laser barcode scanner that allows manufacturers to easily migrate their offerings to encompass products for RFID solutions. These readers are primarily targeted toward hand-held terminal manufacturers (e.g. Symbol, Psion/Teklogix, Minec) to address opportunities in security, cashless payments, product identification, supply chain management and asset management.

OEM-400

SIRIT's OEM-400 is a multi-protocol reader that is designed in a form factor for simple integration within industrial printers, cashless payment terminals and other third party products that require RFID enabling. Target markets are security, cashless payments, product identification and supply chain management.

OEM Products at Low frequency (125/134.2kHz)

SIRIT is currently developing a RFID reader scan module that is complementary to our OEM-186 at low frequency. This development is driven by large volume market opportunities in asset management applications. These applications include placing RFID tags on laptop computers to track their whereabouts and placing RFID tags on large and expensive machinery in petrochemical facilities for maintenance scheduling. This product can also be used in personnel security applications.

OEM Products at UHF (868/915MHz)

Ultra High Frequency (UHF) is recognized as a technology that holds the key to supporting pallet level tracking in supply chain management applications. UHF technology is characterized by long read ranges when compared to low-frequency (LF) and high-frequency (HF) technologies. Developers of UHF tags are working to finalize operating protocols, notably GTAG, and SIRIT is positioning in this market through initial development of UHF reader technologies in anticipation of the adoption of standards.

Application Specific Engineered (ASE) Products

SIRIT modifies core product designs to incorporate features and functions required for specific applications. Some examples are integrating antennas into readers, adding support for new tag types and combining readers operating at different frequencies (multi-protocol, multi-frequency readers).

Major Customer Relationships

Texas Instruments – SIRIT supplies custom designed OEM reader products for Texas Instruments under various licensing agreements. These readers are used in a variety of applications including cashless payment systems, and product identification.

Matrics Inc. – In September 2002 SIRIT entered into a strategic partnership agreement with Matrics, a pioneer in the advanced development and standardization of low-cost, high performance UHF RFID smart label technology.

Symbol Technologies – SIRIT provides a unique OEM product to Symbol that provides dual-read functionality including both RFID and barcode. The SIRIT module is integrated into Symbol handheld terminals for manufacturing, and logistics applications.

Zebra Technologies – Zebra integrates SIRIT's OEM 400 product into certain industrial printer lines to provide RFID functionality. This provides the capability for automatic printer configuration at startup. SIRIT also provides readers in support of an application whereby prescription drugs are labeled with an RFID tag for identification by visually impaired persons.

Toll Agencies – SIRIT has long standing customers in the toll industry including the Transportation Corridor Agencies (TCA) in Orange County, California, Caltrans in San Francisco, California Private Transportation Company (CPTC) in Orange County, California, San Diego Association of Governments (SANDAG), E-470 Public Highway Authority (E-470) in Denver, Colorado.

On January 2, 2003, SIRIT entered into a US $2.89 million RFID design and installation services contract with Cofiroute Global Mobility and the Orange County Transportation Authority to replace the electronic toll collection system at the 91 Express Lanes in Southern California.

Research and Development

SIRIT conducts research and development activities at both its Loughborough, UK and Carrollton, Texas facilities. The Loughborough facility is primarily focused on OEM reader development. The Carrollton facility is primarily focused on the IDentity Title21 and IDentity Flex products.

Competition

Competition within the electronic toll collection market segment is primarily based upon differentiation of product attributes, price, technical knowledge, experience and customer relationships.

SIRIT's competitors in the market for electronic toll collection systems include systems integrators and manufacturers. These companies include manufacturers such as Amtech Systems Corporation (owned by TransCore) and Mark IV Industries, Inc., and system

integrators such as Raytheon Transportation Management Systems, Lockheed Martin, Transcore Inc. and TDC Inc. who can implement competitive RFID systems as part of an overall systems integration contract.

There are a variety of competitors in the access control market segment offering technologies other than RFID based systems. Competitive systems include card access systems that offer proximity and magnetic swipe cards. SIRIT also faces competition from companies offering RFID based systems including Amtech, HID, Tagmaster.

In the OEM reader marketplace there are relatively few companies that have both a fundamental understanding and practical experience involved with designing and deploying this technology. SIRIT believes that it has a competitive core position based on the depth and breadth of technical skill and experience obtained by its acquisitions of i2R Limited and id Systems Limited in the UK. Currently, competition is limited in the OEM reader marketplace in light of the size of the potential market, particularly for smart label products. SIRIT's competitors, many of which are involved with low or high frequency products, are generally small, innovative companies with fewer than 15 employees.

Intellectual Property

SIRIT relies on a combination of trade secret laws, license agreements and secure microprocessors containing proprietary source code to establish and protect proprietary rights in its products and technology. The source codes for SIRIT's products and technology are protected as trade secrets in its licensing agreements with customers and partners.

SIRIT has also entered into certain technology license agreements with Texas Instruments, Philips Semiconductors and Inside Technologies that allow SIRIT to exploit certain RFID reader technology. In addition, SIRIT has the rights to certain intellectual property, including patents, copyrights, know-how and trade secrets that are owned or licensed by Texas Instruments used in the continued sales of the IDentity Title21 products.

Manufacturing

SIRIT outsources the manufacture of its high volume products through subcontractors at two ISO 9002 certified facilities with which SIRIT has longstanding relationships and which are strategically located to provide quick turnaround for any of SIRIT's contract manufacturing needs.

These manufacturing processes utilize surface-mount and pin-through-hole technologies and incorporate the latest capital equipment including nine Quad Surface Mount Technology (SMT) equipment lines with the capacity for a variety of component placements technologies.

SIRIT's UK operations offer a low volume prototype build and test facility, utilizing surface-mount and pin-through-hole technology. This capability allows SIRIT to react to customers changing requirements and needs.

Product Warranty

SIRIT's normal product warranty period is one year, exclusive of warranties of the original equipment manufacturers of component parts, if any, the latter which may extend beyond one year. For certain products, SIRIT offers its customers an extended warranty at additional cost to the customer.

Facilities

SIRIT's headquarters is located in Mississauga, Ontario. It has sales, manufacturing and research and development facilities in Carrollton, Texas, and in Loughborough, England.

Employees

As of January 31, 2003, SIRIT has 15 full-time employees in Canada, 18 in the United States and 12 in the United Kingdom, a total 45 employees. Of these, 13 are engaged in sales and marketing, 14 are involved in production and support, 7 are involved in research and development, and 11 employees are involved in management and administration. None of SIRIT's employees are represented by unions; management considers its relationship with its employees to be good.

Financial Results

Since the acquisition of SIRIT, November 1, 2002, in the two months ended December 31, 2002, SIRIT has net income of $376,100 on revenue of $3,942,400. Of this revenue, $376,100 is generated from toll and traffic management and the balance is from parking, access control and supply chain management. The revenue by geographic segment is: $3,481,000 United States, $308,600 United Kingdom and Europe, $104,800 Canada, and $48,000 elsewhere. Of the $3,942,400 revenue, three individual customers account for 30.0, 21.4 and 13.7 percent, respectively, of the total.

PROCESS CONTROLS BUSINESS SEGMENT

The Process Controls business is carried on by Enviromation, located in East Syracuse, New York. Enviromation develops software control solutions for potable water, wastewater, and process industries in the municipal and industrial sectors. Additionally, Enviromation, through its division, A.E. Hatch Associates, is a manufacturers' representative serving the potable wastewater industries.

Enviromation's principal traditional market territory is upper New York State with some domestic and international exceptions.

For the year ended December 31,2002, before the $1,335,200 write-off of goodwill, the Process Controls business has a loss of $234,400 on revenue of $5,902,100 compared to a loss in 2001 of $386,500, before amortization of goodwill of $157,200, on revenue of $5,135,300. Notwithstanding a 15 percent improvement in revenue in 2002, in the 2002 second and third quarters, reduced margins due to competition and material, labour and travel cost overruns in the substantial completion of a number of large contracts are the principal causes of the operating loss for the current year. The loss in 2001 includes payments to the founder for his services pursuant to the purchase and sale agreement totalling $155,000 which obligation was completed December 31, 2001.

Of the total revenue in 2002, $412,700 (2001 -- $323,800) is commissions generated from the A.E. Hatch Associates division.

Standard form Enviromation contracts with customers require customers or their representatives to provide written acknowledgement of the satisfactory receipt and, if applicable, installation of the product being acquired or installed.

Enviromation's normal warranty period is one year.

As at December 31, 2002, Enviromation had 24 ½ full-time equivalent employees.

Enviromation follows best industry practices for all its services including work performed in foreign countries and believes it is in compliance with relevant practices.

PORTFOLIO INVESTMENTS SEGMENT

The Portfolio Investments business of the Company has a loss of $1,056,200 for the year ended December 31, 2002 compared to a loss of $879,200 for the year ended December 31, 2001, the latter before consideration of $5,306,400 write-off/down of long-term investments and a $322.300 foreign exchange gain. In 2002 $122,600 was incurred on proxy solicitation and related expenses which is non-recurring in nature.

Beginning January 1, 2003, The Company has reorganized internally by transferring the iTech corporate payroll and certain other expenses, previously reported as expenses of the Portfolio Investments business to the RFID business to reflect the manner in which the underlying resources are now being utilized.

As at December 31, 2002, the Company has four long-term portfolio investments having a total recorded amount of $6,101,900 (2001 – five long-term portfolio investments of $6,449,200), three of which are US based private technology companies (2001 – four). In 2002, the Company disposed of a long-term investment Paradyne Networks, Inc. for proceeds of $343,800 recognizing a loss on the recorded amount of $64,400.

Management of Medsite, Inc. and Applied Data Systems Inc. in which the Company has equity ownership interests, report that the companies are cash flow positive and operating substantially within plan. HorizonLive, Inc., in which the Company has an

equity investment, completed a follow-on equity fundraising in January 2003 in which the Company participated as to US $38,250 in order to maintain its pro rata ownership interest.

The recorded amount of the legacy investment in the Loma de Niquel laterite nickel mineral mine is $1,020,000. In August 2002, the Company disposed of its wholly owned subsidiary Moraga Resources Ltd. which owns the Expo mineral property on North Vancouver Island, British Columbia, for cash proceeds of $142,900 plus $1 million within sixty days of a production decision, as defined..

ITEM 5 SELECTED CONSOLIDATED FINANCIAL INFORMATION

ITEM 5.1 ANNUAL INFORMATION

The following table sets forth selected consolidated financial information of the Company for and as of the end of each of the last three fiscal years in the period ended December 31, 2002:

	2002	2001	2000
	$	$	$
Total Revenue	9,899,300	5,358,000	4,350,400
Net Loss for the Year	(2,249,800)	(6,406,900)	(2,119,200)
Net Loss for the Year Per Share			
- basic	(0.07)	(0.21)	(0.07)
- diluted	(0.07)	(0.21)	(0.07)
Total Assets	23,189,100	15,045,500	21,077,600
Total Long-Term Financial Liabilities	3,462,300	1,191,600	1,383,900

As at December 31 2002 and the year then ended compared to December 31, 2001 and the year then ended.

Total Revenue and Net Loss for 2002 includes the results of the RFID business (SIRIT) for the two months ended December 31, 2002 which revenue was $3,942,400 and net income was $376,100. Total Revenue and Net Loss for 2002 and 2001 includes the results of the Process Controls business (Enviromation) which segment had revenue in 2002 of $5,902,100 compared to revenue in 2001 of $5,135,300 and a loss in 2002, before write-off of goodwill of $1,335,200, of $234,400 compared to a loss in 2001 of $386,500, before amortization of goodwill of $157,200. Reduced margins due to competition and material, labour and travel cost overruns in the substantial completion of a number of large contracts are the principal causes of the operating loss in 2002. The principal cause of the loss in 2001 related to problems in the transition of management.

The Portfolio Investments business had a loss in 2002 of $1,056,200 compared to a loss in 2001 of $879,200, the latter before consideration of $5,306,400 write-off/down of

long-term investments and a $322,300 foreign exchange gain. In 2002, $122,600 was incurred on proxy solicitation and related expenses which is non-recurring in nature.

Total Assets and Total Long-Term Financial Liabilities include the accounts of SIRIT as at December 31, 2002 which comprise $13,068,400 of Total Assets and $2,453,300 of Total Long-Term Financial Liabilities. Total Assets and Total Long-Term Financial Liabilities include the accounts of Enviromation as at December 31, 2002 and 2001, which comprise $2,962,400 (2001 - $4,342,400) of Total Assets and $1,009,000 (2001 - $1,191,600) of Long-Term Financial Liabilities.

As at December 31, 20021 and the year then ended compared to December 31, 2000 and the year then ended.

Total Revenue and Net Loss for 2001 and 2000 includes the results of the Process Controls business (Enviromation) which business had revenue in 2001 of $5,135,300 compared to revenue in 2000 of $3,759,600 and a loss in 2001 of $386,500 before amortization of goodwill of $157,200 compared to a loss in 2000 of $593,200 before amortization of goodwill of $157,200. The loss in each year is primarily due to transitional management problems which the Company believes has been rectified with the hiring of an experienced interim chief executive for Enviromation on August 1, 2001. Since the date of this hiring, improvements were realized in revenue and productivity.

The Portfolio Investments business had revenue in 2001 of $222,700 compared to revenue in 2000 of $590,800 and a loss in 2001 of $556,900 before a $5,306,375 write-down/off of long-term investments compared to a loss in 2000 of $364,000 before a $1,004,900 write-down-off of long-term investments. The increase in loss in 2001 compared to 2000 before write-down/off of long-term investments was primarily a result of a decrease in the balance of cash, cash equivalents and restricted cash equivalents available to earn interest and a decrease in rates on which interest was earned.

Total Assets and Total Long-Term Financial Liabilities include the accounts of Enviromation as at December 31, 2001 and 2000, which comprise $4,264,400 (2000 - $4,004,600) of Total Assets and all $1,113,600 (2000 - $1,383,900) of Long-Term Financial Liabilities.

The decline in Total Assets in 2001 compared to 2000 is primarily due to the write-down/off of investments.

ITEM 5.2 DIVIDENDS

The Company has not paid any dividends on its Common Shares and has no dividend policy in regard to the payment of dividends.

ITEM 6 MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company's Management Discussion and Analysis of Results of Operations and Financial Condition included in the Company's 2002 Annual Report to the shareholders of the Company is incorporated by reference in this Annual Information Form.

ITEM 7 MARKET FOR SECURITIES

The Company's Common Shares are listed and posted for trading on the Toronto Stock Exchange under the symbol "ITE".

ITEM 8 DIRECTORS AND OFFICERS

ITEM 8.1 NAME, ADDRESS AND OCCUPATION AND SECURITY HOLDING

The following table sets forth the names and municipalities of residence of the directors and executive officers of the Company, their positions held with the Company and their principal occupations:

Name and Municipality of Residence	Positions Held	Director Since	Principal Occupation Within The Five Preceding Years
William W. Staudt Bronxville, New York USA	President, Chief Executive Officer and Director	1999	Investment Banker; Partner, Hamilton Capital Partners from 1991 to 2001; President of the Company from October 12, 1999 to the present; Co-Chief Executive Officer of the Company from October 12, 1999 to February 27, 2001; and Chief Executive Officer of the Company from February 27, 2001 to the present.
Dale M. Flanagan (1)(2) Chappaqua, New York USA	Director	2000	Executive Search specialist. Formerly Senior Partner in the TMP Executive Search Division of TMP. Worldwide which is the parent of the leading internet employment site Monster.com; formerly, Senior Partner at LAI Worldwide, which was acquired by TMP. Worldwide, from 1990 to 1999.
George C. McKinnis (1)(2) Bronxville, New York USA	Director	2001	Founding and managing partner of McKinnis & Lapera LLC of New York City, Bronxville, NY and Shelton, Connecticut. Formerly senior ITT Headquarters attorney and General Counsel if ITT's Telecommunications Research and Development Laboratories. Member of Hamilton Group LLC from 1998 to the present.

Alan G. Quasha [1][2] New York, New York USA	Director	2002	Business Executive, President of Quadrant Management Group, an investment management firm in New York, New York.
Cynthia Lewis Toronto, Ontario Canada	Director	2002	Business Executive. From January 1995 to September 1999, Ms. Lewis held various executive positions with Xerox Corporation and Xerox Canada. From September 1999 to January 2001, President of TELUS Integrated Communications, the eastern division of TELUS Corporation. From May 17, 2001 to March 25, 3002, president of SIRIT. From May 17, 2001 to October 30, 2002, Chief Executive Officer of SIRIT.
John P. Fairchild Vancouver, British Columbia Canada	Vice President Finance, Chief Financial Officer and Corporate Secretary		Vice President Finance and Assistant Secretary of the Company from July 1994 to April 26, 2000. Vice President Finance, Chief Financial Officer and Corporate Secretary of the Company from April 26, 2000 to the present;
Paul M. Stein Toronto, Ontario Canada	Assistant Corporate Secretary		Partner in the Business Law Department of Cassels Brock & Blackwell LLP, Barristers and Solicitors, from 1994 to the present.

1 Member of the audit committee.
2 Member of the compensation committee.
3 The Company does not have an executive committee of the Board of Directors nor a lead director.
4 The next election of directors is scheduled for May 5, 2003 at the Annual and Special Meeting of Shareholders.

The Company's directors and executive officers as a group beneficially own, directly or indirectly, or exercise control or direction over an aggregate 1,384,326 Common Shares, representing 3.0 % of the issued Common Shares of the Company.

A company owned by a relative of Alan Quasha, a director of iTech, owns 3,444,500 iTech Common Shares. However, Mr. Quasha has disclaimed any beneficial ownership, direct or indirect, of such shares and has advised that he does not exercise control over such shares.

In addition, the Company's directors and executive officers as a group hold incentive stock options for the purchase of an aggregate 3,400,000 additional Common Shares in the capital of the Company which options are exercisable at prices ranging from $0.135 to $1.06 per Common Share for various periods until January 20, 2008.

ITEM 9 ADDITIONAL INFORMATION

a) Undertaking

The Company will provide to any person, upon request to the Secretary of the Company at its corporate head office:

- one copy of this Annual Information Form, together with one copy of any document or the pertinent pages of such documents incorporated by reference herein;
- one copy of the Company's comparative financial statements for its most recently completed financial year, together with the accompanying report of the auditor, and one copy of any interim financial statements of the Company subsequent to the financial statements for the most recently completed financial year;
- one copy of the Information Circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors.

The Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

b) Information Circular

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's Information Circular for its upcoming annual general and special meeting; additional financial information is provided in the Company's comparative financial statements for its most recently completed financial year. A copy of such documents may be obtained upon request from the Company's secretary at its corporate head office.

NOTICE OF ANNUAL AND SPECIAL MEETING

Notice is hereby given that the Annual and Special Meeting (the "**Meeting**") of the shareholders of ***i*Tech Capital Corp.** (the "**Company**") will be held at Cassels Brock & Blackwell LLP, Scotia Plaza, Suite 2100, 40 King Street West, Toronto, Ontario on Monday, May 5, 2003at 4:00 p.m. (Toronto time) for the following purposes:

1. To receive the audited annual financial statements of the Company for its financial year ended December 31, 2002;

2. To elect the following individuals as directors for the ensuing year:

William W. Staudt	Cynthia Lewis
Dale M. Flanagan	Basile Papaevangelou
George C. McKinnis	Patrick F. King
Alan G. Quasha	

3. To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as the Company's auditors for the ensuing year and to authorize the directors to set the auditors' remuneration;

4. To consider and, if deemed appropriate, to pass, with or without variation, a special resolution (the full text of which is reproduced in the accompanying management information circular) to authorize the Company to apply for a certificate of amendment under the *Business Corporations Act* (Yukon) to amend the articles of the Company to change the Company's name to "SIRIT Inc.", as more particularly described in the accompanying management information circular;

5. To consider and, if deemed appropriate, to pass, with or without variation, a resolution authorizing the Company to enter into private placement agreements with arm's length subscribers during the ensuing 12-month period, as more particularly described in the accompanying management information circular; and

6. To approve the transaction of such other business as may properly come before the Meeting or any adjournments thereof.

Accompanying this Notice is a Management Information Circular, a form of Proxy, a Supplemental Mailing List Return Card and the Company's 2002 Annual Report.

The board of directors of the Company has by resolution fixed the close of business on March 21, 2003 as the record date, being the date for the determination of the registered holders of common shares entitled to receive notice of the Meeting and any adjournments thereof.

The board of directors of the Company has by resolution fixed the time before which proxies to be used or acted upon at the Meeting or any adjournments thereof shall be deposited with the Registrar and Transfer Agent of the Company as not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting and adjournments thereof.

Shareholders unable to attend the Meeting in person should read the notes to the enclosed Proxy and complete and return the Proxy to the Company's Registrar and Transfer Agent within the times required by and to the locations set out in the notes to the Proxy.

The enclosed Proxy is solicited by management of the Company and shareholders may amend it, if desired, by inserting in the space provided, an individual designated to act as proxyholder at the Meeting.

DATED at Vancouver, British Columbia, this 19th day of March, 2003.

BY ORDER OF THE BOARD

"William W. Staudt"
William W. Staudt
President and Chief Executive Officer

Reg. No 82-3200

MANAGEMENT INFORMATION CIRCULAR

for the

ANNUAL AND SPECIAL MEETING

of

*i*TECH CAPITAL CORP.

to be held on

MONDAY, MAY 5, 2003

iTECH CAPITAL CORP.
(the "**Company**")
650 West Georgia Street, Suite 2450
Vancouver, BC V6B 4N7

MANAGEMENT INFORMATION CIRCULAR
(for the Annual and Special Meeting to be held on May 5, 2003)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of the Company for use at the Annual and Special Meeting (the "**Meeting**") of the shareholders ("**Registered Shareholders**") of the Company to be held at Cassels Brock & Blackwell LLP, Scotia Plaza, Suite 2100, 40 King Street West, Toronto, Ontario on May 5, 2003 at 4:00 p.m. (Toronto time). References in this Information Circular to the Meeting include any adjournment or adjournments thereof. All references to dollar amounts herein are Canadian dollars, unless otherwise stated.

The solicitation will be by mail. Proxies may also be solicited personally by regular employees of the Company. The Company does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by agents. The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the Registered Shareholder's proxyholder. The person(s) whose name(s) are printed in the enclosed form of proxy for the Meeting are officers or directors of the Company (the "**Management Proxyholders**").

A Registered Shareholder has the right to appoint a person other than a Management Proxyholder to represent the Registered Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Registered Shareholder.

VOTING BY PROXY

Common shares of the Company (the "**Common Shares**") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the Registered Shareholder on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a Registered Shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

When so authorized by the Registered Shareholder, the enclosed form of proxy confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, British Columbia V6C 3B8, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies deposited subsequently.

NON-REGISTERED HOLDERS

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. More particularly, a person is not a Registered Shareholder in respect of Common Shares which are held on behalf of that person (the "**Non-Registered Holder**") but which are registered either: (a) in the name of an intermediary (an "**Intermediary**") that the Non-Registered Holder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("**CDS**")) of which the Intermediary is a participant. In accordance with applicable securities law requirements, the Company has distributed copies of the Notice of Meeting, this Information Circular and the proxy (collectively, the "**Meeting Materials**") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deposit it with Pacific Corporate Trust Company** as provided above; or

(b) more typically, be given a voting instruction form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "**proxy authorization form**") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders named in the form and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

REVOCABILITY OF PROXY

Any Registered Shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the Registered Shareholder or by his attorney authorized in writing or, if the Registered Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting or with the chairman of the Meeting prior to the commencement of the Meeting. **Only Registered Shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least seven (7) days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.**

VOTING SECURITIES AND PRINCIPAL HOLDERS

The Company is authorized to issue an unlimited number of Common Shares and 100,000,000 preferred shares (the "**Preferred Shares**"). As of the date hereof, 45,544,357 Common Shares are issued and outstanding, each share carrying the right to one vote on all matters to be acted upon at the Meeting, and no Preferred Shares are issued and outstanding.

Any shareholder of record at the close of business on March 21, 2003 who either personally attends the Meeting or who has completed and delivered a proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder's Common Shares voted at the Meeting.

To the knowledge of the directors and senior officers of the Company, as of the date hereof, the only person or company who beneficially owns, directly or indirectly, or exercise control or direction over, voting securities of the Company carrying more than 10% of the voting rights attached to the voting securities of the Company is as follows:

Name	Number of Common Shares	Percentage of Outstanding Common Shares
Griffiths McBurney & Partners	6,350,695	13.9%

EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the "**Named Executive Officers**"):

(a) the Company's Chief Executive Officer, serving as such for the most recently completed fiscal year;

(b) each of the Company's four (4) most highly compensated executive officers, other than the Chief Executive Officer, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000 per year; and

(c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

As at December 31, 2002, the end of the most recently completed financial year of the Company, the Company had five (5) Named Executive Officers, whose names and positions held with the Company are set out in the summary of compensation table below.

Summary of Compensation

The following table is a summary of compensation paid to the Named Executive Officers for each of the Company's three most recently completed financial years.

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary	Bonus	Other Annual Compen-sation	Securities Under Options Granted	Restricted Shares or Restricted Share Units	LTIP Pay-Outs	All Other Compen-sation
William W. Staudt [1] President and Chief Executive Officer	2002 2001 2000	$282,600 [2] $279,000 [2] $105,000 [3]	Nil Nil Nil	Nil Nil $18,562 [4]	600,000 Nil Nil	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil
John P. Fairchild Chief Financial Officer and Corporate Secretary	2002 2001 2000	$140,000 [5] $140,000 [5] $120,000 [5]	Nil Nil Nil	Nil Nil Nil	50,000 Nil 50,000	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil
David W. Cochran [12] President of Enviromation Technologies, Inc.	2002 2001 2000	$225,259 [6] $88,827 [7] Nil	Nil Nil N/A	Nil Nil N/A	Nil 100,000 N/A	N/A N/A N/A	N/A N/A N/A	Nil Nil N/A
Donald W. Ballway [12] Senior Vice-President and General Manager of Enviromation Technologies, Inc.	2002 2001 2000	$108,558 [8] $89,993 [8] $73,150 [8]	Nil Nil Nil	Nil Nil Nil	Nil Nil 1,000	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil
Frederick J. Wilson Vice-President, Engineering of Enviromation Technologies, Inc.	2002 2001 2000	$117,750 [9] $116,250 [10] $111,375 [10]	Nil Nil 7,500 [11]	Nil Nil Nil	Nil Nil 5,000	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil

(1) Mr. Staudt was Co-Chief Executive Officer of the Company from October 2, 1999 to February 27, 2001 and effective February 27, 2001 was appointed Chief Executive Officer of the Company.

(2) These monies were paid to Mr. Staudt in equivalent US dollars at the rate of US$180,000 per annum. From April 1, 2002 these monies were paid to Mr. Staudt pursuant to an employment agreement. Refer to "Termination of Employment, Change in Responsibilities and Employment Contracts" for further particulars.

(3) These monies were paid to Mr. Staudt in equivalent US dollars at the rate of US$70,000 for the seven month period ended December 31, 2000.

(4) These monies were paid to Mr. Staudt in equivalent US dollars in payment of consulting fees at the rate of US$2,500 per month in each of the five months ended May 31 in 2000. In addition, the aggregate sums of $162,465 (US$110,500) in 2000 were paid or payable to Hamilton Group LLC, then located in White Plains, New York, of which Mr. Staudt was the controlling shareholder, pursuant to a consulting agreement dated January 20, 1999, under which the Company engaged Hamilton Group LLC to provide non-exclusive investment and financial consulting services. This consulting agreement was terminated by mutual consent, effective August 9, 2000.

(5) These monies were paid to Mr. Fairchild pursuant to an employment agreement. Refer to "Termination of Employment, Change in Responsibilities and Employment Contracts" for further particulars.

(6) These monies were paid to Mr. Cochran in equivalent US dollars at the rate of US$143,477 per annum.

(7) These monies were paid to Mr. Cochran in equivalent US dollars from the date of his appointment as President of Enviromation Technologies, Inc. on August 1, 2001 to December 31, 2001 at the rate of US$57,308.

(8) These monies were paid to Mr. Ballway in equivalent US dollars at the rate of US$69,145 in 2002, US$58,060 in 2001 and US$49,259 in 2000.

(9) These monies were paid to Mr. Wilson in equivalent US dollars at the rate of US$75,000 per annum.

(10) These monies were paid to Mr. Wilson in equivalent US dollars in 2001 and 2000 at the rate of US$75,000 per annum, pursuant to an employment agreement which expired on December 31, 2001.

(11) This bonus was paid to Mr. Wilson in the equivalent US$5,000.

(12) Mr. Cochran resigned as President of Enviromation Technologies, Inc. effective February 14, 2003 and Mr. Ballway was appointed President of Enviromation Technologies, Inc. effective February 14, 2003.

Options/SARs Granted During the Most Recently Completed Financial Year

The following table sets out incentive stock options granted to the Named Executive Officers under the terms of the Company's stock option plan (the "**Stock Option Plan**") during the most recently completed financial year. During this period, no stock appreciation rights ("**SARs**") were granted to the Named Executive Officers.

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
William W. Staudt [(1)]	600,000	48%	$0.135	$0.135	September 10, 2007
John P. Fairchild	50,000	4%	$0.135	$0.135	September 10, 2007

(1) On April 3, 2002, the directors of the Company approved an amendment to the Stock Option Plan in respect of options granted to directors of the Company for options then outstanding, and for options to be granted in the future, to extend to one calendar year the termination date of the option after which the optionee ceases to be a director of the Company or the expiry date of the option, whichever is earlier, which period replaced the previous 30 calendar days. This amendment affected 1,032,800 then outstanding options to purchase Common Shares held by Mr. Staudt.

Aggregated Options/SARs Exercised during the Most Recently Completed Financial Year and Financial Year End Option/SAR Values

The following table sets out incentive stock options exercised by the Named Executive Officers during the most recently completed financial year as well as the financial year end value of stock options held by the Named Executive Officers. During this period, no SARs were held by the Named Executive Officers.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year End Exercisable / Unexercisable (#)	Value of Unexercised In-the-Money Options[(1)] at Financial Year End Exercisable / Unexercisable ($)
William W. Staudt	Nil	N/A	1,632,800 / Nil	$9,000 / N/A
John P. Fairchild	Nil	N/A	400,000 / Nil	$750 / N/A
David W. Cochran	Nil	N/A	100,000 / Nil	Nil / N/A
Donald W. Ballway	Nil	N/A	1,000 / Nil	Nil / N/A
Frederick J. Wilson	Nil	N/A	5,000 / Nil	Nil / N/A

(1) Calculated using the closing price of the Common Shares on the Toronto Stock Exchange on December 31, 2002 of $0.15 less the exercise price of in-the-money stock options.

Composition of the Compensation Committee

During the financial year ended December 31, 2002, the following directors were members of the compensation committee: Dale M. Flanagan (Chairman), George C. McKinnis and Paul M. Stein (until his resignation as a director of the Company on September 9, 2002). Mr. Alan G. Quasha replaced Mr. Stein on the compensation committee effective upon his appointment as a director on September 9, 2002. The directors consider the members of the compensation committee to be independent of the management of the Company.

Report on Executive Compensation

The compensation committee is responsible for recommending to the Company's board of directors the compensation of the executive officers of the Company, including the Named Executive Officers. The total compensation paid to such executive officers is designed to encourage their full and enthusiastic commitment to the success of the Company as a whole with the goal of increasing shareholder value. Executive compensation is based on a combination of factors, including historical precedent. Stock options are also granted on occasion under the terms of the Stock Option Plan.

Base Salaries. Base salaries are established at a competitive level. The level of base salary for each senior officer of the Company is determined by the level of responsibility and the importance of the position to the Company.

The President and Chief Executive Officer of the Company presents salary recommendations to the compensation committee with respect to the senior officers of the Company. The compensation committee's recommendations for the base salaries for the senior officers are then submitted for approval by the Company's board of directors.

Chief Executive Officer Compensation. The Chairman of the compensation committee presents recommendations to the compensation committee with respect to the President and Chief Executive Officer. In setting the President and Chief Executive Officer's salary, the compensation committee reviews salaries paid to other senior officers in the Company, salaries paid to other chief executive officers in the industry and the President and Chief Executive Officer's impact on the achievement of the Company's objectives for the previous financial year. The compensation committee's recommendation for the base salary for the President and Chief Executive Officer is submitted for approval to the Company's board of directors.

Options. The Stock Option Plan is administered by the compensation committee. The Stock Option Plan is designed to give each holder of an option an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability and to reward individuals for current and future performance. The compensation committee considers option grants when reviewing key employee compensation packages. Any grant recommendations made by the compensation committee requires approval by the Company's board of directors. In determining the number of options to be granted, the compensation committee gives consideration to an individual's present and potential contribution to the success of the Company.

The number of options which may be issued under the Stock Option Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Stock Option Plan and cannot be increased without shareholder and regulatory approval. The exercise price per share is not less than the closing price of the Common Shares on the TSX on the trading day preceding the day on which the option is granted. The options are for a term of no longer than ten years and have various vesting periods.

The maximum number of Common Shares issuable under the Stock Option Plan is currently set at 6,074,871 in the aggregate. The maximum number of Common Shares reserved for issue to any one person under the Stock Option Plan is limited to 5% of the outstanding number of Common Shares from time to time.

The foregoing report has been submitted by:

Dale M. Flanagan (Chairman)
George C. McKinnis
Alan G. Quasha

Performance Graph

The following chart compares the cumulative total shareholder return for $100 invested in Common Shares beginning on December 31, 1997 with the cumulative total return of the S&P/TSX Composite 300 for the five most recently completed financial years of the Company.


iTech Capital Corp.
S&P/TSX Composite 300
250.00
200.00
150.00
100.00
50.00
0.00
1997
1998
1999
2000
2001
2002

Termination of Employment, Change in Responsibilities and Employment Contracts

Pursuant to an employment agreement (the "**Staudt Employment Agreement**") dated April 1, 2002, as amended April 24, 2002, between the Company and William W. Staudt, President and Chief Executive Officer of the Company, if the Company wishes to terminate the Staudt Employment Agreement other than for cause, the Company shall pay, on the notice date, a lump sum amount equal to the then base salary, presently US$180,000 per annum, and benefits for the period of twelve months. Further, in the event of a change of control of the Company, as defined in the Staudt Employment Agreement, the Staudt Employment Agreement shall be terminated effective upon the commencement of the third working day following such change of control and this event shall be deemed to constitute the delivery of notice of termination pursuant to the Staudt Employment Agreement.

Pursuant to an employment agreement (the "**Fairchild Employment Agreement**") dated June 16, 1994, as amended April 19, 1999 and further amended April 24, 2002, between the Company and John P. Fairchild, Chief Financial Officer and Corporate Secretary of the Company, if the Company wishes to terminate the Fairchild Employment Agreement other than for cause, the Company shall pay a lump sum amount equal to the then remuneration, presently $140,000 per annum, inclusive of all benefits, for a period of seven months plus one month for each year of employment with the Company, with a partial year counted as a full year, currently a payment for a total of 16 months. Further, in the event of a change in control of the Company, as defined in the Fairchild Employment Agreement, the Fairchild Employment Agreement shall be terminated effective upon the commencement of the third working day following such change of control and this event shall be deemed to constitute the delivery of notice of termination pursuant to the Fairchild Employment Agreement.

Except as disclosed above, there are no compensatory plans or arrangements with respect to the Named Executive Officers resulting from the resignation, retirement or other termination of employment or from a change of control of the Company.

Compensation of Directors

The directors of the Company are, from time to time, granted incentive stock options under the terms of the Stock Option Plan as compensation for services rendered as a director and for committee participation, if applicable.

In 2001, the Company approved the payment of an annual cash fee of US$1,000 to non-executive directors. In 2002, $3,997 was paid among four directors in this regard.

Except as disclosed above, no other cash compensation was paid to any director of the Company for their services as a director during the financial year ended December 31, 2002.

MANAGEMENT CONTRACTS

Management functions of the Company are substantially performed by officers of the Company.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the Company's last completed financial year, no insider of the Company, nominee for election as a director of the Company, or any associate or affiliate of an insider or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors or the appointment of auditors. For the purpose of this paragraph, "Person" shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company's last financial year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person in (a) or (b).

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No current director, executive officer or senior officer of the Company, no individual who held any such position during the financial year ended December 31, 2002, no proposed nominee for election as a director of the Company and no associate of any of the foregoing, is, or during the financial year ended December 31, 2002 has been, indebted to the Company or any of its subsidiaries, nor have any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or undertaking provided by the Company or any of its subsidiaries.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Under the rules of the Toronto Stock Exchange (the "**TSX**"), the Company is required to disclose information relating to its system of corporate governance with reference to guidelines set out in Section 474 of the TSX Company Manual (the "**TSX Guidelines**"). The Company's disclosure addressing each of the TSX Guidelines is set out in Schedule "A" to this Information Circular and same has been approved by the Company's board of directors.

PARTICULARS OF MATTERS TO BE ACTED UPON:

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting. The seven (7) persons named below will be presented for election at the Meeting as management's nominees and, **unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the election of the nominees whose names are set forth below.** Management does not contemplate that any of these nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority will be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any nominee or nominees unable to serve. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or with the provisions of the *Business Corporations Act* (Yukon).

The following table sets out the names and municipalities of residence of the nominees for election as directors, their principal occupations or employment, the date they commenced serving as a director of the Company and the number of Common Shares beneficially owned by each, directly or indirectly, or over which control or direction is exercised.

The statement as to the Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the nominees for election as directors hereinafter named is in each instance based upon information furnished by the person concerned and is as at March 19, 2003.

Name and Municipality of Residence	Principal Occupation or Employment	Date Commenced Serving as a Director	Number of Common Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised
William W. Staudt Bronxville, New York	President, Chief Executive Officer and a Director of the Company	January 20, 1999	1,190,000
Dale M. Flanagan (1) (2) Chappaqua, New York	Executive Search Specialist	March 10, 2000	133,000
George C. McKinnis (1) (2) Bronxville, New York	Founding and Managing Partner of McKinnis & Lapera LLC of New York City, Bronxville, NY and Shelton, Connecticut	December 20, 2001	50,000
Alan G. Quasha (1) (2) New York, New York	President of Quadrant Management Group, an investment management firm in New York, New York	September 9, 2002	Nil (3)
Cynthia Lewis Toronto, Ontario	Independent Business Person	November 1, 2002	11,326

Name and Municipality of Residence	Principal Occupation or Employment	Date Commenced Serving as a Director	Number of Common Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised
Basile Papaevangelou Oakville, Ontario	Chairman of The Executive Committee (TEC) (international organization of CEOs)	Nominee	7,928
Patrick F. King Simpsonville, South Carolina	Founder of Technologies ROI, LLC; Global Strategies Director of Michelin; Co-Founder of Glen Ellyn Industries LLC	Nominee	Nil

(1) Members of the Company's Audit Committee.
(2) Members of the Company's Compensation Committee.
(3) A company owned by a relative of Alan Quasha owns 3,444,500 Common Shares. However, Mr. Quasha has disclaimed any beneficial ownership, direct or indirect, of such shares and has advised that he does not exercise control over such shares.

Each of the foregoing individuals has held his or her present principal occupation or other office or position set forth opposite his or her name for the past five years, except for: (i) Ms. Lewis who, from September 1999 to January 2001, was the President of TELUS Integrated Communications, the eastern division of TELUS Corporation, and prior thereto, from January 1995 to September 1999, held various executive positions with Xerox Corporation and Xerox Canada; and (ii) Mr. King who, from October 1999 to April 2002, was the founder and Vice President, Engineering of Marconi Infochain (currently known as Videojet), and prior thereto, from May 1997 to October 1999, was General Manager of Polaroid AutoIdentification Division.

APPOINTMENT OF AUDITORS

Unless authority is withheld to do so, the persons named in the accompanying form of proxy intend to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as the auditors of the Company, to hold office until the next annual meeting of shareholders at a remuneration to be fixed by the Company's board of directors.

AMENDMENT TO ARTICLES – CHANGE OF NAME

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a special resolution, in the form set out below (the "**Special Resolution**"), subject to such amendments, variations or additions as may be approved at the Meeting, authorizing the Company to apply for a certificate of amendment under the *Business Corporations Act* (Yukon) to amend its articles to change the Company's name to "SIRIT Inc.".

The Company's board of directors and management recommend the adoption of the Special Resolution. To be effective, the Special Resolution must be approved by not less than two-thirds of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting. **Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, for the Special Resolution.**

The text of the Special Resolution to be submitted to shareholders at the Meeting is as follows:

"NOW THEREFORE BE IT RESOLVED THAT:

1. The Company is hereby authorized to apply for a certificate of amendment under section 175 of the *Business Corporations Act* (Yukon) to amend its articles to change the Company's name to "SIRIT Inc.".

2. Any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution."

APPROVAL OF FUTURE PRIVATE PLACEMENTS

Section 620 of the TSX Company Manual (the "**Manual**") provides that the total number of shares of a listed company which are issued or subject to issuance pursuant to private placement transactions during any six (6) month period must not exceed 25% of the number of shares of the listed company which are outstanding prior to giving effect to such transactions.

Management is of the view that additional funding of the Company's operations may be required in the future and that as a result of the rules set forth in Section 620 of the Manual, shareholder approval for additional issuances of the Company's securities may be required. The directors of the Company are of the view that it would be prudent for the shareholders of the Company to pass a resolution authorizing the Company to secure additional funds by way of the issuance of additional securities.

Shareholders are being asked to pass a resolution authorizing additional private placements which would take place within one year of the date of the Meeting. Such future private placements will be subject to the following terms:

1. All of the private placement financings will be carried out in accordance with the guidelines of the TSX and specifically in accordance with Sections 619 and 622 of the Manual, copies of which are attached hereto as Schedule "B".

2. Such future private placements will not result in additional shares of the Company being issued in an amount exceeding the current number of issued and outstanding shares (in the aggregate) of the Company.

3. Any of the future private placements will be substantially at arm's length and will not materially affect control of the Company.

The Company's board of directors and management recommend the adoption of the resolution with respect to private placement financings. To be effective, the resolution must be approved by the affirmative vote of a majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting. **Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, for the resolution with respect to private placement financings.**

The text of the resolution to be submitted to shareholders at the Meeting is as follows:

"NOW THEREFORE BE IT RESOLVED THAT:

1. The directors of the Company be and they are hereby authorized and directed to arrange from time to time, additional private placements in the capital of the Company, subject to the following terms:

   (a) All of the private placement financings will be carried out by the Company in accordance with Sections 619 and 622 of the Manual.

(b) The future private placements will not result in additional shares of the Company being issued in an amount exceeding the current number of issued and outstanding shares (in the aggregate) of the Company.

(c) Any of the future private placements will be substantially at arm's length and will not materially affect control of the Company.

2. Any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution."

DIRECTORS' APPROVAL

The contents of this Information Circular and the sending of it to each shareholder entitled to receive notice of the Meeting, to each director of the Company, to the auditor of the Company, and to the appropriate governmental agencies, have been approved by the Company's board of directors.

ON BEHALF OF THE BOARD

"William W. Staudt"
William W. Staudt
President and Chief Executive Officer

Vancouver, British Columbia
March 19, 2003

SCHEDULE "A"

iTECH CAPITAL CORP.
ALIGNMENT WITH TSX CORPORATE GOVERNANCE GUIDELINES

In accordance with requirements of the TSX Corporate Governance Guidelines, the following is a description of the Company's corporate governance practices.

A. Mandate of the Board

There is no specific mandate for the Company's board of directors (the "**Board**"). In general, the Company's directors are governed by the standard of care set out in the *Business Corporations Act* (Yukon) which requires that each director or officer act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill of a reasonably prudent person.

The Board is ultimately responsible for supervising the management of the business and affairs of the Company. The Board communicates regularly to review the business operations and financial results of the Company. Meetings of the Board include regular meetings with management to discuss specific aspects of the operations of the Company.

The Board has delegated to senior management personnel the responsibility for managing the day-to-day affairs of the Company. The Board assumes responsibility for stewardship of the Company, including:

- formulating and approving the Company's strategic plans;
- reviewing and approving operational and financial plans and providing direction to management on these matters;
- reviewing and approving the Company's capital expenditure plans, as well as significant expenditures which are outside of approved operational spending forecasts;
- identifying the principal risks of the Company's business and ensuring the implementation of appropriate management of these risks;
- reviewing and implementing the Company's corporate governance guidelines;
- implementing a communications policy, which includes monitoring the effectiveness of the Company's communications;
- succession planning, including the appointment, compensation, and monitoring of senior management;
- ensuring the integrity of the Company's internal control and management information systems;
- reviewing and approving the terms of all debt and equity financings, mergers, acquisitions and divestitures, and the granting of all stock options;
- reviewing and approving the quarterly and annual financial statements as recommended for approval by the audit committee of the Company;
- developing appropriate structures and procedures for ensuring that the Board can function independently of management; and
- the engagement of outside advisors in appropriate circumstances.

B. Composition of the Board

The Board consists of five (5) individuals, one (1) of whom is an officer of the Company and as such is considered to be a *related director* and four (4) individuals who are considered to be *unrelated directors*. During the period from February 27, 2001 to November 1, 2002 the Board consisted of four (4) individuals, one (1) of whom was an officer of the Company and as such was considered to be a *related director*. The other individuals were considered to be *unrelated directors*. During the period from November 1, 2002 to the present the Board consisted of five (5) individuals, one (1) of whom was considered to be a *related director* and the other individuals were considered to be *unrelated directors*. The TSX Guidelines define an *unrelated director* as a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. A *related director* is a director who is not an

unrelated director. In the opinion of the directors, the *unrelated directors* are free from any interest in any business or other relationship which could, or could reasonably be perceived to, materially interfere with their ability to act with a view to the best interests of the Company.

The Company has one significant shareholder, Griffiths McBurney & Partners which owns 6,350,695 (13.9%) common shares of the Company. The TSX Guidelines define a significant shareholder as a shareholder with the ability to exercise a majority of the votes for the election of the Board. Griffiths McBurney & Partners has not requested nor is it represented on the Board. The Company has an open line of communication with the significant shareholder which it believes satisfies the requirement for fairly reflecting the investment of minority shareholders in the Company.

C. Board Committees

The Board has two committees, the audit committee and the compensation committee, both of which are comprised entirely of members who are independent of management. The audit committee meets at least quarterly to review the Company's four quarterly reports, the annual financial statements and Management's Discussion and Analysis of Results of Operations and Financial Condition. The audit committee also establishes and monitors procedures to resolve conflicts of interest and for reviewing audit and financial matters. Through meetings with external auditors and senior management, the audit committee discusses, among other things, the effectiveness of internal control procedures established by the Company.

The compensation committee meets periodically.

The size of the Company and its Board is such that functions, other than those performed by the audit and compensation committees which the TSX recommends be undertaken by separate committees, are instead performed by the Company's full Board.

D. Decisions Requiring Prior Board Approval

The directors require that management obtain Board approval for significant corporate or business transactions outside of the normal course of the Company's business. Operating plans are reviewed regularly by the Board as a roadmap to assess performance and progress. Decisions which would alter the plans significantly require prior Board approval.

E. Recruitment of Directors and Performance Enhancing Measures

There is no formal procedure in place for the recruitment of new directors or for the review, compensation and enhancement of the performance of directors, individually or as the Board as a whole, as required by the TSE Guidelines. Nor is there an orientation and education program for new directors as recommended by the TSE Guidelines. These matters are dealt with as required from time to time. Because of the expertise of the Company's present directors and the nature of the Company's business, the directors believe that this, less formal, approach is appropriate and effective.

F. Shareholder Communication

The Company is dedicated to maintaining good shareholder relations and attempts to deal with any expressed concerns of shareholders promptly and efficiently. In particular, the Company ensures that all shareholder communications and disclosures comply with relevant regulations and guidelines are informative and timely.

G. Board Expectations of Management

There are no formal position descriptions for the Board and for the Chief Executive Officer involving the definition of the limits to management's responsibilities. Nor are there formal corporate objectives which the Chief Executive Officer is responsible for meeting.

The directors expect management to operate the business of the Company under the supervision of the directors, in accordance with the mandate referred to above, so as to maximize shareholder value and in a manner which is consistent with public and employee safety and the other objectives referred to above. The results of management activities are reviewed regularly by the Board.

For the reasons noted above, the Company's approach to corporate governance differs in certain respects from the TSX Guidelines. However, the directors believe that the existing corporate governance structure is appropriate in the circumstances and effective for the objectives which underlie those guidelines. The Board believes it functions independently of management notwithstanding it does not have a committee of the Board assigned this responsibility or a named lead director.

SCHEDULE "B"

SECTIONS 619 AND 622 OF THE TSX COMPANY MANUAL

Price

619. The Exchange will not accept an issuance of securities by way of private placement unless all of the following conditions are met: (For the purposes of this Section, a private placement of unlisted convertible securities shall be deemed to be a private placement of the underlying listed securities at a price equal to the lowest possible conversion price.)

(a) The listed company must give the Exchange's Advisory Affairs Division written notice of the proposed private placement. The notice should be in the form of a Notice of a Proposed Private Placement (**Appendix D**), accompanied by a covering letter. The date on which notice shall be deemed to be given (the "**Date of Notice**") shall be, in the case of a notice that is mailed, the date on which the notice is deposited in a post office or public letter box. During periods of postal disruption, listed companies shall be expected to use alternative means of effecting prompt delivery.

(b) The price per security must not be lower than the closing market price of the security on the TSX on the trading day prior to the Date of Notice (the "**Market Price**"), less the applicable discount as follows:

Market Price	*Maximum Discount Therefrom*
$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

(c) Subject to paragraph (e), within 30 days from the Date of Notice, the listed company must file with the Exchange's Advisory Affairs Division a Private Placement Questionnaire and Undertaking (Form P1 - **Appendix D**) completed by each proposed purchaser, and all other documentation requested by the Exchange.

(d) The transaction must not close and the securities must not be issued prior to acceptance thereof by the Exchange and, subject to paragraph (e), not later than 45 days from the Date of Notice.

(e) An extension of the time period prescribed in paragraph (c) or (d) may be granted in justifiable circumstances, provided that a written request for an extension is filed with the Exchange's Advisory Affairs Division in advance of the expiry of the 30-day or 45-day period, as the case may be.

(f) The listed company must give the Exchange immediate notice in writing of the closing of the transaction.

Warrants

622. Warrants to purchase listed securities may be issued to a private placement purchaser if:

(a) the listed company satisfies the Exchange that the warrants and the provisions attaching to them are essential to the proposed financing; and

(b) all of the following conditions are met:

(i) If the securities purchased initially by the private placee are listed securities, the warrants must not entitle the holder to purchase a greater number of listed securities than the number of securities purchased initially. If the securities purchased initially are convertible into listed securities, the warrants must not entitle the holder to purchase a greater number of listed securities than the number of securities issuable upon conversion of the securities purchased initially. If the securities purchased initially are neither listed securities nor convertible into listed securities, the

warrants must not entitle the holder to purchase a greater number of listed securities than the number obtained by dividing the initial proceeds of the private placement by the Market Price per security as defined in **Section 619**.

(ii) The warrant exercise price must not be less than the Market Price as defined in **Section 619** (i.e. with no discount). The procedure set out in paragraphs (a), (c), (d), (e) and (f) of **Section 619** must be followed in this regard, the "price" being the warrant exercise price for this purpose.

(iii) The warrants must be exercisable during a period not extending beyond five years from the date of the closing of the private placement transaction.

Reg. No 82-3200

Proxy

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF

*i*Tech Capital Corp. (the "**Company**") to be held at Cassels Brock & Blackwell LLP, Scotia Plaza, Suite 2100, 40 King Street West, Toronto, Ontario on Monday, May 5, 2003 at 4:00 p.m. (Toronto time).

The undersigned shareholder ("**Registered Shareholder**") of the Company hereby appoints, **William W. Staudt**, the President, Chief Executive Officer and a Director of the Company, or failing this person, **George C. McKinnis**, a Director of the Company, or in the place of the foregoing, ________________________ (*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "**Meeting**") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER PRINT HERE: ________________________________

REGISTERED HOLDER SIGN HERE: ________________________________

DATE SIGNED: ________________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. To elect as Director, William W. Staudt		N/A	
2. To elect as Director, Dale M. Flanagan		N/A	
3. To elect as Director, George C. McKinnis		N/A	
4. To elect as Director, Alan G. Quasha		N/A	
5. To elect as Director, Cynthia Lewis		N/A	
6. To elect as Director, Basile Papaevangelou		N/A	
7. To elect as Director, Patrick F. King		N/A	
8. To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as the Company's auditors for the ensuing year and to authorize the directors to set the auditors' remuneration		N/A	
9. To change the Company's name to SIRIT Inc.			N/A
10. To approve private placements within the 12-month period following the Meeting			N/A
11. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions		N/A	

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("**Instrument of Proxy**") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions *must be DEPOSITED* at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

Reg. No 82-3200

Supplemental Mailing List Return Card (National Instrument 54-102)

In accordance with National Instrument 54-102/Interim Financial Statement AND Report Exemption (54-102) and pursuant to the *Securities Act* (Ontario):

> Any registered shareholder may elect annually to have his or her name added to an issuer's supplemental mailing list in order to receive quarterly reports for the issuer's first, second, and third fiscal quarters. All registered shareholders will automatically receive a quarterly report for an issuer's fourth fiscal quarter; while only non-registered shareholders entitled to receive an issuer's audited financial statements, pursuant to 54-101, will receive a quarterly report for an issuer's fourth fiscal quarter.

To use electronic methods for communication between issuers and their shareholders, we are requesting that you provide us with your email address.

You may complete an electronic version of this form at:
www.pctc.com/servlets/supp_list

I, the undersigned, certify that I am the owner of the securities (other than debt instruments) of the Company shown below, and request that my name be placed on the Company's Supplemental Mailing List in respect of its quarterly financial statements.

Name of Company in which you are a shareholder: iTech Capital Corp.

The following must be completed. (Please Print)

Name: ____

Address: ____

City/Prov/State/ Postal Code: __________________________

Preferred Method of Communication: Email____Mail____

Signature: ____

Date:________________ **Email Address:** __________________